Exhibit 99.4

January 26, 2017

CONFIDENTIAL

Peabody Energy Corporation

701 Market Street

St. Louis, MO 63101

Attention: A. Verona Dorch, Chief Legal Officer

Official Committee of Unsecured Creditors of Peabody Energy Corporation

Morrison & Forrester LLP

250 55th Street

New York, New York 10019-9601

Attention: Lorenzo Marinuzzi

Backstop Commitment Letter

Ladies and Gentlemen:

Peabody Energy Corporation (the “Company”), and its direct and indirect subsidiaries (the Company , together with its direct and indirect subsidiaries, each a “Debtor” and, collectively, the “Debtors”) filed on April 13, 2016 voluntary cases under title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as now in effect or hereinafter amended, and the rules and regulations promulgated hereunder, the “Bankruptcy Code”), in the United States Bankruptcy Court for the Eastern District of Missouri, (together with any court with jurisdiction over such cases, the “Bankruptcy Court”), which cases are being jointly administered under the case number 16-42529-399 (Bankr. E.D. Mo.) (the “Chapter 11 Cases”). Each of the Debtors has continued to operate its business as a debtor and debtor in possession during its Chapter 11 Cases. In connection with the financing of a proposed plan of reorganization described below, certain equity holders and certain members of the Ad Hoc Group of Non-Consenting Creditors that are signatories hereto as of January 26, 2017 (which shall be the effective date of this backstop commitment letter (this “Commitment Letter”)) (the “Commitment Parties”) and are holders of unsecured notes claims of the Debtors, second lien notes issued by the Debtors and convertible notes issued by the Debtors are prepared to “backstop” an equity rights offering to be consummated through a joint chapter 11 plan of reorganization for the Debtors upon the terms and conditions set forth on Exhibit A hereto (such Exhibit, hereinafter referred to as the “Term Sheet”). Each Commitment Party and each entity that, after the date hereof and in accordance with this Commitment Letter, to which a Backstop Commitment (as defined below) is transferred pursuant to the second paragraph of Section 6 hereof, is referred to herein, individually, as a “Commitment Party” and, collectively, as the “Commitment Parties”. Capitalized terms used in this Commitment Letter that are not otherwise defined shall have the meanings ascribed to such terms in the Term Sheet. The term “Business Day” as used herein shall mean any day, other than a Saturday, Sunday or legal holiday, as defined in Bankruptcy Rule 9006(a).

The Term Sheet provides, among other things, that Eligible Creditors as of the record date set therefor, shall be granted rights (the “Subscription Rights”) entitling such holder to subscribe for up to its pro rata share of a number of common shares of reorganized Peabody Energy Corporation (or a newly-formed Delaware corporation or other entity as successor thereto) (the “Reorganized Company”), in each case, as provided for in the Term Sheet (the “Shares”) in rights offerings (collectively, the “Rights Offering”, and such Shares offered thereunder, the “Rights Offering Shares”), which Rights Offering Shares, collectively, will reflect an aggregate purchase price of $1,770,000,000 calculated by multiplying the number of Shares offered in the Rights Offering by a price per Share reflective of the Plan enterprise value less a 13.45% discount thereto (the “Purchase Price”). All Eligible Creditors shall have the right, but not the obligation, to participate in the Rights Offering as provided in the Term Sheet. Each Eligible Creditor that exercises all of its Subscription Rights to purchase the Rights Offering Shares shall have the right, but not the obligation, to subscribe, for the Per Share Price (as defined in the Term Sheet) and otherwise on the terms and subject to the conditions set forth in the Plan and the Rights Offering Procedures (as defined in the Term Sheet), for any Rights Offering Shares that have not been subscribed by Eligible Creditors.

The proposed plan of reorganization (the “Plan”), the principal terms of which are set forth on the restructuring term sheet annexed hereto as Exhibit B (the “Restructuring Term Sheet”), is substantially consistent with the Debtors’ proposed restructuring with the following modifications:

(a) the Plan does not include a private placement;

(b) the Rights Offering under the Plan differs from the rights offering under the currently proposed restructuring in the following ways:

(i) the Rights Offering of a number of shares of New Common Stock to be issued by the reorganized Company or Newco for an aggregate purchase price of $1,770,000,000 (instead of $750,000,000 as in the Debtors’ current proposal) at a Per Share Price to be determined using a Plan enterprise value equal to $4,275,000,000 and applying a 13.45% discount thereto;

(ii) the Commitment Parties shall receive

(A) a Backstop Commitment Premium equal to 3.80% of the $1,770,000,000 committed amount, payable in the form of New Common Stock at Plan equity value,

(B) Backstop Penny Warrants for 1% of the reorganized equity of the Company; and

(C) a contingent fee up to 2% of the total equity capital raised shall be payable in cash or equity at Plan equity value, at the option of the Debtors, to or at the discretion of any Commitment Party that has a final commitment in excess of $300 million subject to and after the occurrence of the Effective Date solely from that portion of the cash flows of the Company in excess, if any, of an amount to be determined in consultation with the Company (such amount to be measured quarterly until such fee is paid in full, if ever) .1

[1]	Note to Draft: The terms of this contingent fee are open to discussion.

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(c) Unsecured Subordinated Debenture Claims will receive Cash Pay A Warrants, as defined and described in the Term Sheet, unless the Bankruptcy Court determines such distributions to holders of Unsecured Subordinated Debenture Claims would violate section 1129(b) of the Bankruptcy Code or are impermissible for any reason, including under the 2066 Unsecured Subordinated Debentures and the indenture under which such claims arise; and

(d) PEC Interests will receive Cash Pay B Warrants, as defined and described in the Term Sheet, unless the Bankruptcy Court determines such distributions to holders of PEC Interests would violate section 1129(b) of the Bankruptcy Code or are impermissible for any reason.

1. Backstop Commitment.

(a) Each Commitment Party shall (i) fully exercise all Subscription Rights that are issued to it pursuant to the Rights Offering and duly purchase all Rights Offering Shares issuable to it pursuant to such exercise at the Purchase Price (each a “Subscription Rights Commitment” and, collectively, the “Subscription Rights Commitments”) (ii) vote all of its claims held against the Debtors in favor of the Plan, and (iii) purchase (on a several and not joint basis) the Rights Offering Shares (at a price per Share equal to the Purchase Price) that are not purchased as part of the Rights Offering by Eligible Creditors that are not Commitment Parties, in accordance with the percentage set forth on Schedule I hereto opposite the name of such Commitment Party, as the percentage on such Schedule I may be adjusted from time to time in accordance with Section 6 hereof (as to each Commitment Party, its “Backstop Commitment Percentage”), on the terms and subject to the conditions set forth in this Commitment Letter and in the Term Sheet (each a “Backstop Commitment” and, collectively, the “Backstop Commitments”). The Subscription Rights Commitment together with the Backstop Commitment of a Commitment Party are referred to herein as the “Commitment” of such Commitment Party, and, collectively with the Commitment of each other Commitment Party, the “Commitments”. The Rights Offering will be conducted such that all Rights Offering Shares that are eligible, to the fullest extent possible, will be exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code and the remaining Rights Offering Shares will be exempt from registration under section 4(a)(2) of the Securities Act or another available exemption from registration under the Securities Act, and the Disclosure Statement shall include a statement to such effect. Each Eligible Creditor shall be offered the same proportion of Rights Offering Shares exempt from registration under section 1145 of the Bankruptcy Code and Rights Offering Shares exempt from registration under section 4(a)(2) of the Securities Act (or another available exemption from registration under the Securities Act); provided, however, that any Eligible Creditor that is not an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act, shall receive cash, in an amount equal to the value attributable to the Equity Rights issued other than pursuant to section 1145 of the Bankruptcy Code that such holder would have been entitled to, in lieu of receiving such Equity Rights.

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(b) The Commitment Parties and, by countersigning this Commitment Letter, the Debtors, hereby agree to cooperate, negotiate in good faith and seek to execute promptly following the date hereof a long-form “backstop commitment agreement” (including any exhibits and schedules thereto, hereinafter collectively referred to as the “Backstop Commitment Agreement”) on terms consistent with the Term Sheet, containing such other terms as are customary for transactions of this type and mutually acceptable and otherwise in form and substance acceptable to (i) the Commitment Parties holding at least 66 2/3% of the aggregate Backstop Commitment Percentage, and (ii) at least one-half in number of the Commitment Parties (with all funds and accounts that are affiliates of, or managed or advised by, the same Commitment Party or other entity to be considered as a single Commitment Party and all such Commitment Parties in clauses (i) and (ii), the “Requisite Commitment Parties”), and the Debtors. Upon its execution by the Commitment Parties, the Backstop Commitment Agreement shall supersede this Commitment Letter.

2. Certain Conditions.

The obligations of the Debtors to issue the Rights Offering Shares and the Commitment Parties to purchase their Commitments hereunder shall be subject to the execution and delivery by the Commitment Parties and the Debtors (which execution and delivery by the Debtors may be by order of the Court or pursuant to a confirmed plan of reorganization) of the Backstop Commitment Agreement, which shall be on terms consistent with the Term Sheet, containing such other terms as are customary for transactions of this type and mutually acceptable, and otherwise in form and substance reasonably acceptable to the Requisite Commitment Parties and the Debtors.

3. Termination.

This Commitment Letter shall terminate (i) automatically, without further action or notice by any person, upon the execution and delivery of the Backstop Commitment Agreement by the Company subsequent to its execution of this Commitment Letter and each Commitment Party and each other additional Commitment Party, if any, that joins this Commitment Letter pursuant to Section 6 hereof, (ii) upon consummation of any Alternative Transaction (as defined in the Term Sheet), (iii) April 28, 20172 (the “Outside Date”); provided, that the Outside Date may be waived or extended (but in no event beyond June 30, 2017) with the prior written consent of the Requisite Commitment Parties, (iv) subsequent to its execution of this Commitment Letter, upon written notice by the Company if the board of directors of the Company determines that continued performance under this Commitment Letter (including taking any action or refraining from taking any action) would be inconsistent with the exercise of its fiduciary duties under applicable law (as reasonably determined by the board of directors of the Company in good faith after consultation with outside legal counsel and based on the advice of such counsel), or (v) subsequent to its execution of this Commitment Letter, upon written notice by the Company, on the one hand, or the Requisite Commitment Parties, on the other hand, as applicable, of such termination if the other parties have materially breached their representations, warranties or covenants contained herein and such breach is not otherwise cured by the breaching party within five (5) Business Days of receipt of written notice of such breach

[2]	We are prepared to extend this date now in consultation with the Debtors.

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from the non-breaching party. Additionally, subsequent to its execution by the Company, this Commitment Letter may be terminated and the transactions contemplated hereby may be abandoned at any time by mutual written consent of the Company and the Requisite Commitment Parties. Upon any termination pursuant to the terms herein, this Commitment Letter shall forthwith become void and there shall be no further obligations or liabilities on the part of the Debtors or the Commitment Parties; provided, that the Debtors’ reimbursement obligations pursuant to Section 4 of this Commitment Letter, the Backstop Commitment Premium (as defined in the Term Sheet) and indemnification obligations pursuant to Section 5 of this Commitment Letter shall survive the termination of this Commitment Letter indefinitely and shall remain in full force and effect, in each case so long as the BCA Approval Order (as defined in the Term Sheet) has been entered by the Bankruptcy Court prior to the date of termination.

4. Fees.

So long as the BCA Approval Order has been entered by the Bankruptcy Court prior to the date of termination, the Debtors shall reimburse the fees and expenses of the Commitment Parties in accordance with the BCA Approval Order; provided, however, that the BCA Approval Order shall provide that the Debtors shall not be responsible for payment of the fees and expenses of the Commitment Parties relating to litigation regarding the entitlement of holders of Unsecured Subordinated Debenture Claims, PEC Interest, Section 510(b) Claims to receive Cash Pay A Warrants or Cash Pay B Warrants, as applicable, as contemplated by the Plan. If this Commitment Letter is terminated and the BCA Approval Order shall not have been entered prior to the date of such termination, nothing contained herein shall limit or restrict (i) the Commitment Parties from seeking allowance and payment of such fees and expenses of the Commitment Parties as administrative expenses of the Debtors’ estates under the Bankruptcy Code, including under Sections 503(b) and 507 thereof or (ii) the Debtors’ right to object thereto.

5. Indemnification.

(a) Following the entry of the BCA Approval Order, the Debtors (the “Indemnifying Parties” and each, an “Indemnifying Party”) shall, jointly and severally, indemnify and hold harmless each Commitment Party and its affiliates, equity holders, members, partners, general partners, managers and its and their respective Representatives and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and costs and expenses (other than Taxes of the Commitment Parties) arising out of a claim asserted by a third-party (collectively, “Losses”) that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter and its obligations hereunder, including the Backstop Commitment, the Rights Offering, the payment of the Backstop Commitment Premium, or the use of the proceeds of the Rights Offering, or any claim, challenge, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the Company, the Reorganized Company, the Debtors and their non-Debtor affiliates, their respective equity holders, affiliates, creditors or any other Person, and reimburse each Indemnified Person upon demand for reasonable documented (with such documentation subject to redaction to preserve attorney client and work product privileges) legal or other third-party expenses incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or

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serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether or not the transactions contemplated by this Commitment Letter, Backstop Term Sheet or the Restructuring Term Sheet are consummated or whether or not this Commitment Letter is terminated; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to Losses (a) as to a Defaulting Commitment Party, its Related Parties or any Indemnified Person related thereto, caused by a Commitment Party Default by such Commitment Party, or (b) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the bad faith, willful misconduct or gross negligence of such Indemnified Person.

(b) Indemnification Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any claim, challenge, litigation, investigation or proceeding (an “Indemnified Claim”), such Indemnified Person will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, notify the Indemnifying Party in writing of the commencement thereof; provided, that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person otherwise than on account of this Section 5. In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, at its election by providing written notice to such Indemnified Person, the Indemnifying Party will be entitled to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person; provided, that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person’s counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party, such Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims. Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof or participation therein (other than reasonable costs of investigation) unless (i) such Indemnified Person shall have employed separate counsel (in addition to local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required)), (ii) the Indemnifying Party shall not have employed counsel reasonably acceptable to such Indemnified Person to represent such Indemnified Person within a reasonable time after the Indemnifying Party has received notice of commencement of the Indemnified Claims from, or delivered on behalf of, the Indemnified Person, (iii) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing

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to defend such claim and provides written notice of such determination and the basis for such determination, and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (iv) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person.

(c) Settlement of Indemnified Claims. In connection with any Indemnified Claim for which an Indemnified Person is assuming the defense in accordance with this Section 5, the Indemnifying Party shall not be liable for any settlement of any Indemnified Claims effected by such Indemnified Person without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). If any settlement of any Indemnified Claims is consummated with the written consent of the Indemnifying Party or if there is a final judgment for the plaintiff in any such Indemnified Claims, the Indemnifying Party agrees to indemnify and hold harmless each Indemnified Person from and against any and all Losses by reason of such settlement or judgment to the extent such Losses are otherwise subject to indemnification by the Indemnifying Party hereunder in accordance with, and subject to the limitations of, this Section 5. The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall be granted or withheld, conditioned or delayed in the Indemnified Person’s sole discretion), effect any settlement of any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (i) such settlement includes an unconditional release of such Indemnified Person in form and substance satisfactory to such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims and (ii) such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless from Losses that are subject to indemnification pursuant to Section 5(a), then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such Loss in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations. It is hereby agreed that the relative benefits to the Indemnifying Party, on the one hand, and all Indemnified Persons, on the other hand, shall be deemed to be in the same proportion as (a) the total value received or proposed to be received by the Company and the Reorganized Company pursuant to the issuance and sale of the Unsubscribed Shares in the Rights Offering contemplated by this Commitment Letter bears to (b) the Backstop Commitment Premium paid or proposed to be paid to the Commitment Parties. The Indemnifying Parties also agree that no Indemnified Person shall have any liability based on their comparative or contributory negligence or otherwise to the Indemnifying Parties, any Person asserting claims on behalf of or in right of any of the Indemnifying Parties, or any other Person in connection with an Indemnified Claim.

(e) Treatment of Indemnification Payments. All amounts paid by an Indemnifying Party to an Indemnified Person under this Section 5 shall, to the extent permitted by applicable Law, be treated as adjustments to the Per Share Price for all Tax purposes. The provisions of this Section 5 are an integral part of the transactions contemplated by this

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Commitment Letter and without these provisions the Commitment Parties would not have entered into this Commitment Letter. The obligations of the Company and the Reorganized Company under this Section 5 shall constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code and are payable without further Order of the Bankruptcy Court, and that the Company and the Reorganized Company may comply with the requirements of this Section 5 without further Order of the Bankruptcy Court.

6. Transfer and Assignment; Third Party Beneficiaries.

Commitment Parties shall not be entitled to transfer, directly or indirectly, all or any portion of their Backstop Commitments except as expressly provided in this Section 6. Each Commitment Party shall have the right to transfer, directly or indirectly, all or any portion of its Backstop Commitment to (i) any investment fund the primary investment advisor to which is such Commitment Party or an affiliate thereof (an “Affiliated Fund”) or (ii) one or more special purpose vehicles that are wholly owned by one or more of such Commitment Party and its Affiliated Funds, created for the purpose of holding such Backstop Commitment or holding debt or equity of the Debtors, provided, that such Commitment Party either (A) shall have provided an adequate equity support letter or a guarantee of such special purpose vehicle’s Backstop Commitment in form and substance reasonably acceptable to the Debtors or (B) shall remain obligated to fund such Backstop Commitment; provided, further that such special purpose vehicle shall not be related to or affiliated with any portfolio company of such Commitment Party or any of its affiliates or Affiliated Funds (other than solely by virtue of its affiliation with such Commitment Party) and the equity of such special purpose vehicle shall not be directly or indirectly transferable other than to such entities described in clauses (i) or (ii) above, and in such manner as such Commitment Party’s Backstop Commitment is transferable pursuant to this paragraph (each of the entities referred to in clauses (i) and (ii) above, an “Ultimate Purchaser”). In each case of a Commitment Party’s transfer of all or any portion of its Backstop Commitment pursuant to this paragraph, (1) the Ultimate Purchaser shall have provided a written agreement to the Company and counsel to the Commitment Parties subsequent to its execution of this Commitment Letter under which it (x) confirms that it is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities Act or a “qualified institutional buyer” within the meaning of Rule 144A of the Securities Act, (y) agrees to purchase such portion of such Commitment Party’s Backstop Commitment and (z) agrees to be fully bound by, and subject to, this Commitment Letter as a Commitment Party hereto, and (2) the transferring Commitment Party and the Ultimate Purchaser shall have duly executed and delivered to the Debtors written notice of such transfer; provided, however, that no such transfer shall relieve the transferring Commitment Party from any of its obligations under this Commitment Letter. Notwithstanding anything to the contrary, the terms “Commitment Party” and “Commitment Parties” shall include any Ultimate Purchaser pursuant to the provisions of this paragraph.

In addition to transfers pursuant to the preceding paragraph, each Commitment Party shall have the right to transfer, directly or indirectly, all or any portion of its Backstop Commitment to any other entity; provided, that (i) with respect to any such transfer of a Backstop Commitment to a single transferee, the amount of such Backstop Commitment is no less than $5,000,000, or all of the Backstop Commitment of such Commitment Party or the Backstop Commitment of any fund or account on behalf of which such Commitment Party is

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acting if such Commitment Party, fund or account holds a Backstop Commitment representing less than $10,000,000, (ii) with respect to any transferee that is not a Commitment Party, such transferee agrees, pursuant to a joinder agreement, substantially in the form attached hereto as Annex A (“Joinder Agreement”), to be bound by the obligations of such Commitment Party under this Commitment Letter, and each of such Commitment Party, such transferee and the Company shall have duly executed and delivered to each other a copy of such Joinder Agreement, and (iii) with respect to any transferee that is a Commitment Party, such transferee and the transferring Commitment Party shall have duly executed and delivered to Milbank, Tweed, Hadley & McCloy LLP (“Milbank”) acting solely on behalf of the Requisite Commitment Parties, and, after execution of this agreement by the Debtors, the Debtors, written notice of such transfer in form and substance reasonably acceptable to the Requisite Commitment Parties and the Debtors, as the case may be, and Milbank acting solely on behalf of the Requisite Commitment Parties and the Debtors, as the case may be, shall have delivered countersigned copies of such notice to such transferee and the transferring Commitment Party, and provided, further, that (except with respect to a transfer to a Commitment Party) (i) either the Requisite Commitment Parties or the Debtors, acting in good faith, shall have determined, in their reasonable discretion after due inquiry and investigation, that the proposed transferee is reasonably capable of fulfilling such obligations, or (ii) absent such a determination, the proposed transferee shall have deposited with an agent of the Debtors or into an escrow account under arrangements satisfactory to the Requisite Commitment Parties or the Debtors funds sufficient, in the reasonable determination of the Requisite Commitment Parties or the Debtors, to satisfy such proposed transferee’s Backstop Commitment. Upon compliance with this paragraph, the transferring Commitment Party shall be deemed to relinquish its rights (and be released from its obligations, except for any claim for breach of this Commitment Letter that occurs prior to such transfer) under this Commitment Letter to the extent of such transferred rights and obligations, and the transferee shall be fully bound as a Commitment Party hereunder for all purposes of this Commitment Letter. Any transfer made in violation of this paragraph shall be deemed null and void ab initio and of no force or effect, regardless of any prior notice provided to the Debtors or any Commitment Party, and shall not create any obligation or liability of any Debtor or any other Commitment Party to the purported transferee. Upon the effectiveness of any transfer of all or a portion of a Backstop Commitment pursuant to this Section 6, Milbank, acting solely on behalf of the Requisite Commitment Parties, and/or the Company shall update Schedule I hereto, as applicable, to reflect such transfer, and such updates shall not constitute an amendment to this Commitment Letter. The Company shall provide a copy of any such transfer notice, Joinder Agreement or other agreement entered into in connection with any transfers pursuant to this Section 6, together with any updates to Schedules IA and/or IB hereto, to counsel to the Commitment Parties promptly, and in any event within one (1) Business Day following receipt by the Company of any such agreement or notice or the date of any such update, as applicable.

Except as provided in this Section 6, neither this Commitment Letter nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the Company (subsequent to its execution hereof) and the Requisite Commitment Parties, which consent shall not be unreasonably withheld, conditioned or delayed, and any purported assignment in violation of this Section 6 shall be void ab initio.

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Except as provided in Section 5 of this Commitment Letter with respect to the Indemnified Party, this Commitment Letter is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Commitment Letter.

7. Representations and Warranties.

(a) Each of the Commitment Parties severally and not jointly represents and warrants to the Debtors as follows:

(i) Such Commitment Party has been duly organized or formed, as applicable, and is validly existing in good standing under the applicable laws of its jurisdiction of organization or formation. Such Commitment Party has the requisite power and authority to enter into, execute and deliver this Commitment Letter and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter. This Commitment Letter has been duly and validly executed and delivered by such Commitment Party and, assuming due and valid execution hereof by the Company, constitutes its valid and binding obligation, enforceable against such Commitment Party in accordance with its terms. Such Commitment Party has, and will have on the dates its Commitments hereunder are required to be performed, sufficient funds available to purchase its Commitments hereunder on the terms contemplated by this Commitment Letter and the Term Sheet and to consummate the other transactions contemplated by this Commitment Letter and the Term Sheet.

(b) The Company represents and warrants to the Commitment Parties as follows:

(i) The Company has been duly organized and is validly existing as a corporation in good standing under the applicable laws of the State of Delaware. The Company has the requisite power and authority to enter into, execute and deliver this Commitment Letter and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Commitment Letter. This Commitment Letter has been duly and validly executed and delivered by the Company and, subject to entry of any required orders of the Bankruptcy Court, and assuming valid execution hereof by the Commitment Parties, constitutes its valid and binding obligation, enforceable against the Company in accordance with its terms.

8. Confidentiality. Except as may be required by law or the Bankruptcy Court, the Company agrees to keep confidential and not provide or disclose any of the Backstop Commitment Percentages set forth in Schedule I hereto, except as provided herein.

9. Specific Performance.

The parties hereto agree that irreparable damage would occur if any provision of this Commitment Letter were not performed in accordance with the terms hereof and that the

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parties hereto shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Commitment Letter or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Commitment Letter, no right or remedy described or provided in this Commitment Letter is intended to be exclusive or to preclude a party hereto from pursuing other rights and remedies to the extent available under this Commitment Letter, at law or in equity.

10. Governing Law; Jurisdiction.

This Commitment Letter shall be governed and construed in accordance with the laws of the State of New York without application of any choice of law provisions that would require the application of the laws of another jurisdiction. The parties hereto consent and agree that any action to enforce this Commitment Letter or any dispute, whether such dispute arises in law or equity, arising out of or relating to this Commitment Letter and the agreements, instruments and documents contemplated hereby shall be brought exclusively in the Bankruptcy Court. The parties consent to and agree to the exclusive jurisdiction of the Bankruptcy Court. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of the Bankruptcy Court, (ii) such party and such party’s property is immune from any legal process issued by the Bankruptcy Court or (iii) any litigation or other proceeding commenced in the Bankruptcy Court is brought in an inconvenient forum.

11. Amendments.

This Commitment Letter represents the final agreement and the entire understanding among the parties hereto with respect to the subject matter hereof and may not be contradicted by evidence of prior or contemporaneous agreements and understandings of the parties. This Commitment Letter supersedes and replaces any prior understandings or proposals, whether oral, written or implied, between the parties hereto regarding the matters described herein. This Commitment Letter may only be modified, amended or supplemented as provided by the Term Sheet, or by an agreement signed by the Company (subsequent to the execution hereof) and the Requisite Commitment Parties, provided, that (a) any Commitment Party’s prior written consent shall be required for any amendment that would, directly or indirectly: (i) increase the amount of such Commitment Party’s Commitment, (ii) modify such Commitment Party’s Backstop Commitment Percentage (other than as described herein pursuant to Section 6), or (iii) have a materially adverse and disproportionate effect on such Commitment Party; (b) the prior written consent of each Commitment Party that is still a Commitment Party as of such date of amendment shall be required for any amendment to the definition of “Requisite Commitment Parties” or “Outside Date” herein; and (c) no amendment or modification of the rights or obligations of the Commitment Parties or the terms of the Rights Offering as set forth hereunder may be made unless the Requisite Commitment Parties consent to such amendment or modification. Notwithstanding the foregoing, the Schedule I hereto shall be revised as necessary without requiring a written instrument signed by the Company and the Requisite Commitment Parties to reflect changes in the composition of the Commitment Parties and Backstop Commitment Percentages as a result of transfers permitted in accordance with the terms and conditions of this Commitment Letter.

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12. Counterparts.

This Commitment Letter may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to each other party (including via facsimile or other electronic transmission), it being understood that each party need not sign the same counterpart.

13. No Fiduciary Duties.

Notwithstanding anything to the contrary herein, the entry into this Commitment Letter and the transactions contemplated hereby shall not create any fiduciary duties between and among the Commitment Parties or other duties or responsibilities to each other, the Debtors, or any Debtor’s creditors or other stakeholders.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have duly executed this Commitment Letter as of the date first above written.

COMMITMENT PARTIES

[COMMITMENT PARTY], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

AGREED AND ACCEPTED AS OF THE

DATE FIRST SET FORTH ABOVE:

PEABODY ENERGY CORPORATION, as Debtor

By:
Name:
Title:

[Signature Page to Backstop Commitment Letter]

SCHEDULE I –BACKSTOP COMMITMENTS

Privileged and Confidential

ANNEX A

FORM OF JOINDER AGREEMENT

This joinder agreement (the “Joinder Agreement”) to the Backstop Commitment Letter dated January 26, 2017 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), between the Company (as defined in the Agreement) and the Commitment Parties (as defined in the Agreement) is executed and delivered by                              (the “Joining Party”) as of             , 2017 (the “Joinder Date”). Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Commitment Party” for all purposes under the Agreement.

Representations and Warranties. The Joining Party hereby severally and not jointly makes the representations and warranties of the Initial Commitment Parties set forth in Section 7(a) of the Agreement to the Debtors as of the date of this Joinder Agreement.

Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York without application of any choice of law provisions that would require the application of the laws of another jurisdiction.

[Signature pages follow.]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be executed as of the Joinder Date.

JOINING PARTY

[COMMITMENT PARTY], by and on behalf of
certain of its and its affiliates’ managed funds
and/or accounts

By:
Name:
Title:

Holdings:

AGREED AND ACCEPTED AS OF THE
JOINDER DATE:

PEABODY ENERGY CORPORATION, as Debtor

By:
Name:
Title:

ANNEX I

Except as otherwise expressly provided in this Commitment Letter, whenever used herein (including any Exhibits and Schedules hereto), the following terms shall have the respective meanings specified below:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls or is Controlled by or is under common Control with such Person, and shall include the meaning of “affiliate” set forth in section 101(2) of the Bankruptcy Code. “Affiliated” has a correlative meaning.

“Commitment Party Default” shall mean the failure by any Commitment Party to (a) deliver and pay the aggregate per Share Purchase Price for such Commitment Party’s Backstop Commitment Percentage of any Unsubscribed Shares by the Escrow Account Funding Date or (b) fully exercise all Subscription Rights that are issued to it pursuant to the Rights Offering and duly purchase all Rights Offering Shares issuable to it pursuant to such exercise, in accordance with this Commitment Letter; provided, that no Commitment Party Default shall constitute a Termination Event (as defined in the Restructuring Term Sheet).

“Defaulting Commitment Party” means in respect of a Commitment Party Default that is continuing, the applicable defaulting Commitment Party.

“Escrow Account Funding Date” means the fifth (5th) Business Day before the closing date as contemplated hereby.

“Governmental Entity” means a “governmental unit” as defined in section 101(27) of the Bankruptcy Code.

“Law” means any law (statutory or common), statute, regulation, rule, code or ordinance enacted, adopted, issued or promulgated by any Governmental Entity.

“Person” means an individual, firm, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, association, trust, Governmental Entity or other entity or organization.

“Related Party” means, with respect to any Person, (i) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of such Person and (ii) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing.

“Representatives” means, with respect to any Person, such Person’s directors, officers, members, partners, limited partners, general partners, management companies, investment managers, shareholders, managers, employees, agents, investment bankers, attorneys, accountants, advisors and other representatives.

“Taxes” means all taxes, assessments, duties, levies or other mandatory governmental charges paid to a Governmental Entity, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, excise, severance, windfall profits, stamp, payroll, social security, withholding and other taxes, assessments, duties, levies or other mandatory governmental charges of any kind whatsoever paid to a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest thereon and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group. For the avoidance of doubt, such term shall exclude any tax, penalties or interest thereon that result or have resulted from the non-payment of royalties.

“Unsubscribed Shares” means the Rights Offering Shares that have not been duly purchased in the Rights Offering by Eligible Creditors in accordance with the Rights Offering Procedures (as defined in the Term Sheet) and the Plan (as defined in the Term Sheet).

EXHIBIT A

TERM SHEET

PEABODY ENERGY CORPORATION

BACKSTOP TERM SHEET

This rights offering backstop term sheet (this “Term Sheet”) is not an offer or a solicitation with respect to any securities of Peabody Energy Corporation or Newco (as defined below) or any of Peabody Energy Corporation’s subsidiaries or affiliates. Any such offer or solicitation shall comply with all applicable securities laws and/or provisions of title 11 of the United States Code (as amended, the “Bankruptcy Code”). This Term Sheet is being provided in connection with that certain Backstop Commitment Letter, dated as of January 26, 2017 delivered by certain holders of interests and claims against the Company (together with the exhibits and schedules attached thereto, the “Commitment Letter”) to Peabody Energy Corporation, on behalf of itself and its direct and indirect subsidiaries or such other entity acting as plan proponent of the Debtors’ estate (collectively, the “Company”), and sets forth certain principal terms and conditions of the rights offering and backstop transactions contemplated by that certain Restructuring Term Sheet annexed to the Commitment Letter as Exhibit B (the “Restructuring Term Sheet”).

Capitalized terms that are used and not otherwise defined herein shall have the meanings given to them in the Commitment Letter or the Restructuring Term Sheet, as applicable.

RIGHTS OFFERING

Term	Description
Rights Offering:	This Term Sheet describes the proposed rights offerings (collectively, the “Rights Offering”) of a number of shares of common stock (“New Common Stock”) to be issued by the reorganized Company or a newly formed Delaware entity as successor thereto (“Newco”), (the “Rights Offering Shares”) for an aggregate purchase price of $1,770,000,000 (the “Rights Offering Amount”) at a price per share (the “Per Share Price”) to be determined using a plan enterprise value equal to $4,275,000,000 and applying a 13.45% discount thereto.

The Rights Offering shall be open to applicable holders of General Unsecured Claims and Second Lien Notes Claims of the Company, as set forth in the Restructuring Term Sheet (the “Eligible Creditors”), as of a record date, and shall be implemented in connection with a joint plan of reorganization to be filed for and on behalf of the Debtors estates in the Chapter 11 Cases (as may be amended, supplemented, or otherwise modified from time to time reasonably satisfactory to the Requisite Commitment Parties, the “Plan”), which shall be substantially on the terms set forth in the Restructuring Term Sheet.

The Rights Offering will be conducted such that all Rights Offering Shares that are eligible, to the fullest extent possible, will be exempt from registration under the Securities Act, as amended (“Securities Act”), pursuant to section 1145 of the Bankruptcy Code and the remaining Rights Offering Shares will be exempt from registration under section 4(a)(2) of the Securities Act or another

1

available exemption from registration under the Securities Act, and the Disclosure Statement shall include a statement to such effect. Each Eligible Creditor shall be offered the same proportion of Rights Offering Shares exempt from registration under section 1145 of the Bankruptcy Code and Rights Offering Shares exempt from registration under section 4(a)(2) of the Securities Act (or another available exemption from registration under the Securities Act); provided, however, that any Eligible Creditor that is not an “accreditor investor” as defined in Rule 501 of Regulation D of the Securities Act shall receive cash, in an amount equal to the value attributable to the Equity Rights issued other than pursuant to section 1145 of the Bankruptcy Code that such holder would have been entitled to, in lieu of receiving such Equity Rights.

Dilution:	The Eligible Creditors will receive 100% of the shares of New Common Stock to be issued as distributions under the Plan, subject to dilution only by:

(a) the Rights Offering;

(b) the Backstop Penny Warrants;

(c) the Backstop Commitment Premium;

(d) to the extent issued pursuant to the terms of the Plan, the cash pay warrants for 20% of the total shares of reorganized New Common Stock to be issued as distributions under the Plan to the holders of Unsecured Subordinated Debenture Claims, exercisable for seven years at an exercise price determined at a valuation at which participating holders of Allowed Unsecured Senior Notes Claims receive a par recovery (the “Cash Pay A Warrants”), unless the Bankruptcy Court determines such distributions to holders of Unsecured Subordinated Debenture Claims would violate section 1129(b) of the Bankruptcy Code or are impermissible for any reason, including under the 2066 Unsecured Subordinated Debentures and the indenture under which such claims arise;

(e) to the extent issued pursuant to the terms of the Plan, the cash pay warrants for 5% of the total shares of reorganized New Common Stock to be issued as distributions under the Plan to the holders of PEC Interests, exercisable for seven years at an exercise price determined at a valuation at which convertible noteholders receive a par recovery (the “Cash Pay B Warrants”), unless the Bankruptcy Court determines such distributions to holders of PEC Interests would violate section 1129(b) of the Bankruptcy Code or are impermissible for any reason; and

(f) the reorganized Newco Long Term Incentive Plan on market terms and at market economics (the “LTIP”).

The Rights Offering Shares will be subject to dilution only by:

(a) the LTIP;

(b) the Cash Pay A Warrants; and

(c) the Cash Pay B Warrants.

The Backstop Penny Warrants will be subject to dilution only by:

(a) the LTIP;

(b) the Cash Pay A Warrants; and

(c) the Cash Pay B Warrants.

The Cash Pay A Warrants and Cash Pay B Warrants will be subject to dilution by the LTIP.

Implementation of the Rights Offering:	The Debtors shall implement the Rights Offering through customary subscription documentation and procedures that are in form and substance reasonably acceptable to the Debtors and the Requisite Commitment Parties.

If the Rights Offering is terminated for any reason, the funded amounts will be refunded to the applicable participant, without interest, as soon as practicable following termination of the Rights Offering.

The exercise of a Subscription Right will be irrevocable unless the Rights Offering is not consummated by the date on which the Backstop Commitment Agreement is terminated.

Eligible Creditors will also be granted oversubscription rights such that any New Common Stock not subscribed for and purchased by an Eligible Creditor may be subscribed for by other Eligible Creditors.

Backstop Commitment Premium, Penny Warrants and Contingent Fee:	The Commitment Parties shall receive (i) a backstop premium equal to 3.80% of the $1,770,000,000 committed amount (the “Backstop Commitment Premium”), payable in the form of New Common Stock at Plan equity value, and (ii) penny warrants for 1% of the reorganized equity of the Company (the “Backstop Penny Warrants”);

All amounts payable to the Commitment Parties in their capacities as such for the Backstop Commitment Premium and the Backstop Penny Warrants shall be paid pro rata based on the amount of their respective Backstop Commitments on the Effective Date.

The Backstop Commitment Premium, the Backstop Penny Warrants and the fees and expenses of the Commitment Parties shall constitute allowed administrative expenses of the Debtors’ estates under sections 503(b) and 507 of the Bankruptcy Code under the BCA Approval Order. The issuance of the

Backstop Commitment Premium payable in the form of New Common Stock shall, to the fullest extent possible, be exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code and the remaining Rights Offering Shares shall be exempt from registration under section 4(a)(2) or another available exemption from registration under the Securities Act.

A contingent fee up to 2% of the total equity capital raised shall be payable in cash or in equity at Plan equity value, at the option of the Debtors, to or at the discretion of any Commitment Party that has a final commitment in excess of $300 million subject to and after the occurrence of the Effective Date solely from that portion of the cash flows of the Company in excess, if any, of an amount to be determined in consultation with the Company (such amount to be measured quarterly until such fee is paid in full, if ever).[1]

Registration Rights:	Each Commitment Party (including their affiliates who hold New Common Stock) and each Eligible Creditor that receives 10% or more of the shares of New Common Stock issued under the Plan and/or the Rights Offering or that cannot sell its shares under Rule 144 under the Securities Act, without volume or manner of sale restrictions (collectively, the “Registration Rights Agreement Parties”) shall be entitled to customary registration rights with respect to such New Common Stock, pursuant to a registration rights agreement to be entered into, as of the Effective Date, by Newco and the Registration Rights Agreement Parties (the “Registration Rights Agreement”).

The Registration Rights Agreement will provide customary piggy-back and demand registration rights to the Registration Rights Agreement Parties (including, without limitation, rights regarding “shelf” registrations and underwritten offerings).

The Registration Rights Agreement shall be in substantially the form to be filed with the Plan Supplement, provided that such form is in form and substance reasonably acceptable to Newco and the Requisite Commitment Parties.

Debtors’ Representations and Warranties:	The Backstop Commitment Agreement shall contain customary representations and warranties on the part of the Debtors, including:
• Corporate organization, qualification and good standing;

• Requisite corporate power and authority with respect to execution and delivery of transaction documents;

• Due execution and delivery and enforceability of transaction documents;

[1]	Note to Draft: The terms of this contingent fee are open to discussion.

• Capitalization;

• The status of the New Common Stock as duly and validly authorized and issued, and fully paid and non-assessable;

• No conflicts with respect to organizational documents;

• Arm’s length nature of Commitment Parties to the Company;

• Financial statements fairly present the financial condition of the Company and were prepared in accordance with GAAP;

• The Debtors’ filing of all required SEC reports, and the absence of untrue statements of material facts or omissions therein;

• No Material Adverse Effect (to be defined in the Backstop Commitment Agreement) since December 31, 2015;

• No violations of constituent documents;

• No undisclosed relationships with directors, officers or 5% shareholders;

• Tax matters including compliance with tax laws, timely filing and accuracy of tax returns and absence of claims, waivers, extensions and examinations;

• Compliance with ERISA and other representations related to employee benefit plans, compensation and benefit arrangements and employment matters;

• Maintenance of a system of internal control over financial reporting, and disclosure controls and procedures;

• No unlawful payments, and compliance with money laundering and sanctions laws;

• No broker’s fees;

• Inapplicability of takeover statutes and board authorization of the issuance of New Common Stock pursuant to the Plan, the Rights Offering, and the Backstop Commitments;

• Investment Company Act;

• Insurance coverage, status of policies and payment of premiums;

• No Alternative Transactions (as defined below);

•    All information provided to the Commitment Parties is complete and accurate in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading;

• Subject to Material Adverse Effect qualification (provided, that none of the foregoing representations will be subject to such a qualification):

• Consents and approvals (other than Bankruptcy Court approval);

• No conflicts (other than with respect to organizational documents);

• Compliance with laws;

• Legal proceedings;

• Labor relations disputes or violations;

• Rights to intellectual property and no claims of infringement related thereto;

• Material contracts, including validity, enforceability and status thereof;

• Real and personal property, including validity of title and absence of liens;

• Status of real property leases and compliance with obligations thereunder;

• Compliance with environmental laws and absence of certain environmental liabilities; and

• Licenses and permits, including possession and status thereof.

None of the representations and warranties set forth above will survive the Effective Date.

Commitment Parties’ Representations and	The Backstop Commitment Agreement shall contain customary representations and warranties on the part of the Commitment Parties, to be provided severally and not jointly, including:

Warranties:	• Corporate organization and good standing;

• Requisite corporate power and authority with respect to execution and delivery of transaction documents;

• Due execution and delivery and enforceability of transaction documents;

• Acknowledgement of no registration under the Securities Act;

• Acquiring Rights Offering Shares, if any, for investment purposes, and not with a view to distribution in violation of the Securities Act;

• No consents or approvals (subject to Material Adverse Effect qualification);

• No conflicts (subject to Material Adverse Effect qualification, other than representation regarding organizational documents);

• Accredited investor or qualified institutional buyer; and

• Independent investment decision.

None of the representations and warranties set forth above will survive the Effective Date.

Interim Operating Covenant:	Prior to and through the Effective Date, except as set forth in the Backstop Commitment Agreement or the Plan, or with the written consent of the Requisite Commitment Parties, the Company (x) shall, and shall cause its subsidiaries to, carry on their businesses in the ordinary course and use their commercially reasonable efforts to preserve intact their current material business organizations, keep available the services of their current officers and employees and preserve their material relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with the Company or its subsidiaries and make any required filing with the Securities and Exchange Commission within the time periods required under the Exchange Act, and (y) shall not, and shall not permit its direct or subsidiaries to, enter into any transactions which are material to the Company, other than transactions in the ordinary course of business that are consistent with prior business practices and the parameters described in the Backstop Commitment Agreement or the Plan.

For the avoidance of doubt, the following shall be deemed to occur outside of the ordinary course of business of the Debtors and will require the prior written consent of the Requisite Commitment Parties (unless otherwise contemplated by the Backstop Commitment Agreement or the Plan): (a) any amendment, modification, termination, waiver, supplement, restatement or other change to any material contract or any assumption of any material contract, (b) entry into, or any amendment, modification, termination, waiver, supplement, restatement or other change to any employment agreement to which any of the Debtors is a party, and (c) the adoption or amendment of any management incentive or equity plan by any of the Debtors, except for the LTIP (as defined below).

In addition, the Company shall be subject to covenants regarding the use of proceeds from the Rights Offering as set forth in the Backstop Commitment Agreement.

Listing:	Newco shall use reasonable best efforts to cause the New Common Stock to be listed for trading on the New York Stock Exchange on the Effective Date or as soon as possible thereafter.

Conditions Precedent:	The Backstop Commitments and the Debtors’ obligations to consummate the transactions contemplated in connection therewith will be subject to customary conditions precedent (the “Conditions Precedent”), including:

Conditions Precedent to the Backstop Commitment Parties’ and the Debtors’ obligations:

	(i)	the Bankruptcy Court shall have entered a final order, in form and substance reasonably acceptable to the Requisite Commitment Parties, approving a disclosure statement with respect to the Plan and approving the procedures with respect to the Rights Offering and the solicitation with respect to the Plan which are in form and substance reasonably acceptable to the Requisite Commitment Parties (the “Solicitation Order”);

	(ii)	the Bankruptcy Court shall have entered a final order, in form and substance reasonably acceptable to the Requisite Commitment Parties, confirming the Plan (the “Confirmation Order”) and no order staying the Confirmation Order shall be in effect;

	(iii)	the Effective Date shall have occurred in accordance with the terms and conditions therein and in the Confirmation Order;

	(iv)	any applicable HSR waiting period shall have expired and all other regulatory consents and notices shall have been obtained or filed;

	(v)	the Bankruptcy Court shall have entered a final order, in form and substance reasonably acceptable to the Requisite Commitment Parties, authorizing and/or directing the Company (on behalf of itself and the other Debtors) to execute and deliver the Backstop Commitment Agreement (the “BCA Approval Order”);

	(vi)	the Rights Offering shall have been conducted and shall have expired in accordance with the terms of the Backstop Commitment Agreement;

(vii)	no law or order shall have been issued that prohibits the implementation of the Plan or the transactions contemplated by the Backstop Commitment Agreement; and

(viii)	the exit facility contemplated in the Restructuring Term Sheet (the “Exit Facility”) shall have become effective.

Conditions Precedent only to the Backstop Commitment Parties’ obligations:

(i)	the Registration Rights Agreement shall have been executed and shall be effective by its terms; and the Backstop Commitment Agreement shall have been executed and shall be effective by its terms;

(ii)	the organizational documents of Newco shall have been approved and adopted;

(iii)	the Debtors shall have paid all fees and expenses of the Commitment Parties pursuant to, and in accordance with, the Backstop Commitment Agreement;

(iv)	the Debtors shall have complied with the terms of the Plan on or prior to the Effective Date;

(v)	the Rights Offering and rights offering procedures under the Backstop Commitment Agreement (the “Rights Offering Procedures”) shall have been conducted in accordance with the Solicitation Order and the Backstop Commitment Agreement;

(vi)	there has been no Material Adverse Effect that is continuing;

(vii)	the assumption or rejection and/or amendment of certain material contracts and the liability of the Debtors with respect to such contracts shall be reasonably satisfactory to the Requisite Commitment Parties;

(viii)	the truth and accuracy of the Debtors’ representations and warranties, the Debtors’ performance and compliance with covenants and agreements (in each case, with customary materiality qualifications), and delivery of an officer’s certificate to such effect and certifying that there is no Material Adverse Effect that is continuing;

(ix)	the receipt of the Funding Notice (to be defined in the Backstop Commitment Agreement) by the Backstop Commitment Parties;

	(x)	the gross proceeds of the Rights Offering (including pursuant to the Backstop Commitments), shall be equal to or greater than $1.770 billion; and

	(xi)	the reorganized Debtors and their subsidiaries shall have at least $600 million in cash on hand (excluding restricted cash and after payment of Plan distributions and expenses) on the Effective Date.

Conditions Precedent only to the Debtors’ obligations:

	(i)	the truth and accuracy of the Commitment Parties’ representations and warranties and the Commitment Parties’ performance and compliance with covenants and agreements (in each case, with customary materiality qualifications).

Termination of the Backstop Commitment Agreement:	Upon the occurrence of a Termination Event (as defined below), all of the Commitment Parties’ and Debtors’ obligations under the Backstop Commitment Agreement shall automatically terminate except as set forth in the Backstop Commitment Agreement.

A “Termination Event” shall include the occurrence of any of the following:[2]

Termination by the Requisite Commitment Parties (upon written notice):

	(i)	on or after 11:59 p.m. (New York City time) on April 28, 2017 (as may be extended pursuant to the following proviso, the “Outside Date”); provided, that the Outside Date may be waived or extended (but in no event beyond 5:00 p.m., New York City time on June 30, 2017) with the prior written consent of the Requisite Commitment Parties;

	(ii)	the Solicitation Order or the BCA Approval Order is reversed, stayed, dismissed, vacated or reconsidered or is modified or amended without the Requisite Commitment Parties’ prior written consent (not to be unreasonably withheld, conditioned or delayed) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties;

	(iii)	any material breach of any representation, warranty or covenant of the Backstop Commitment Agreement by the Debtors (to the extent not otherwise cured or waived in accordance with the terms thereof);

	(iv)	the Bankruptcy Court approves or authorizes any dissolution,

[2]	All dates are subject to discussion with Ad Hoc Committee.

winding up, liquidation, reorganization, assignment for the benefit of creditors, merger, transaction, consolidation, business combination, joint venture, partnership, sale of assets, financing (debt or equity), or restructuring of any of the Debtors, other than the transactions contemplated by the Backstop Commitment Agreement (an “Alternative Transaction”) or the Debtors enter into any agreement providing for the consummation of an Alternate Transaction;

(v)	after entry of the BCA Approval Order, the material and adverse (to the Commitment Parties) amendment or modification, or the filing by the Debtors of a pleading seeking authority to effect such amendment or modification, of the Exit Facility, the Backstop Commitment Agreement, the Rights Offering Procedures, the Plan, the Disclosure Statement or any documents related to the Plan, notices, exhibits or appendices, or any of the definitive documents, without the consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties or the public announcement by the Debtors of the intention to do any of the foregoing;

(vi)	any of the orders approving the Exit Facility, the Backstop Commitment Agreement, the Rights Offering Procedures, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, vacated or reconsidered or modified or amended without the consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties; or

(vii)	any court of competent jurisdiction or other competent governmental or regulatory authority issues a final, non-appealable order making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties.

Termination by Company (upon written notice):

(i)	on or after 11:59 p.m. (New York City time) on the Outside Date;

(ii)	the Solicitation Order or the BCA Approval Order is reversed, stayed, dismissed, vacated or reconsidered or is modified or amended without the Company’s acquiescence or prior written consent (not to be unreasonably withheld, conditioned or delayed) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Commitment Parties subject to the reasonable satisfaction of the Debtors;

(iii)	any material breach of any representation, warranty or covenant of the Backstop Commitment Agreement by the Commitment Parties (to the extent not otherwise cured or waived in accordance with the terms thereof) provided that the Company shall not have a right to terminate the Agreement as a result of the failure of a Commitment Party to fund its Backstop Commitment so long as such Backstop Commitment is funded by one of the remaining Commitment Parties;

(iv)	any of the orders approving the Exit Facility, the Backstop Commitment Agreement, the Rights Offering Procedures, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, vacated or reconsidered or modified or amended without the acquiescence or consent (not to be unreasonably withheld, conditioned or delayed) of the Company (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Commitment Parties subject to the reasonable satisfaction of the Debtors;

(v)	any court of competent jurisdiction or other competent governmental or regulatory authority issues a final, non-appealable order making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated in this Term Sheet or any of the definitive documents in a way that cannot be remedied by the Commitment Parties subject to the reasonable satisfaction of the Debtors; or

(vi)	solely if the Bankruptcy Court has entered the BCA Approval Order but has not yet entered the Confirmation Order, the board of directors of the Company determines that continued performance under the Backstop Commitment Agreement (including taking any action or refraining from taking any action) would be inconsistent with the exercise of its fiduciary duties under applicable law (as reasonably determined by such entity in good faith after consultation with outside legal counsel and based on the advice of such counsel) (any such termination, a “Fiduciary Out Termination”).

Specific Performance:	The parties agree that irreparable damage would occur if any provision of the Backstop Commitment Agreement were not performed in accordance with the terms thereof and hereof and that the parties thereto shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of the Backstop Commitment Agreement or to enforce specifically the performance of the terms and provisions thereof and hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in the Backstop Commitment Agreement or herein, no right or remedy described or provided in the Backstop Commitment Agreement or herein is intended to be exclusive or to preclude a party thereto from pursuing other rights and remedies to the extent available under the Backstop Commitment Agreement, herein, at law or in equity.

EXHIBIT B

RESTRUCTURING TERM SHEET

Peabody Energy Corporation Plan Term Sheet

January 26, 2017

This term sheet (the “Term Sheet”) sets forth certain of the principal terms for the proposed restructuring (the “Restructuring”) of the obligations of Peabody Energy Corporation (“PEC”) and each of its direct and indirect debtor subsidiaries (each a “Debtor” and, collectively, the “Debtors” and, together with their non-Debtor affiliates, the “Company”) that have commenced cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”) on April 13, 2016 (the “Petition Date”).1 The Restructuring contemplated herein shall be implemented pursuant to a proposed joint chapter 11 plan of reorganization for the Debtors (the “Plan”) and will provide adequate working capital to the Debtors and their respective non-Debtor subsidiaries, all as described below.

This Term Sheet does not include a description of all of the terms, conditions and other provisions that are to be contained in the definitive documentation necessary for the consummation of the Plan and the transactions to be contemplated therein, which will remain subject to discussion and negotiation in good faith among the following parties: (i) the Debtors or such other party that is authorized to file a plan of reorganization (the “Plan Proponent”); (ii) the Commitment Parties to the Backstop Commitment Letter to which this Restructuring Term Sheet is attached as Exhibit C (the “Commitment Letter” and, the Backstop Term Sheet attached as Exhibit A to the Commitment Letter, the “Backstop Commitment Letter”), each, a “Commitment Party” and, together with the Debtors, the “Parties,” and each individually, a “Party”). The transactions contemplated by this Term Sheet are subject to (1) satisfaction of all of the conditions set forth herein and in any definitive documentation evidencing the transactions comprising the Restructuring, (2) the negotiation and execution of definitive documents evidencing and related to the Restructuring contemplated herein, which documents shall be in form and substance consistent with this Term Sheet and reasonably acceptable to the Parties, and (3) entry of an order of the Bankruptcy Court confirming the Plan (the “Confirmation Order”) and the satisfaction of any conditions to the effectiveness thereof (the date of such effectiveness, the “Effective Date”)..

This Term Sheet has been prepared for settlement discussion purposes only and shall not constitute an admission of liability by any Party, nor be admissible in any action relating to any of the matters addressed herein. Nothing in this Term Sheet shall be deemed to be the solicitation of an acceptance or rejection of a Plan. Further, nothing herein shall be an admission of fact or liability or deemed binding on the Parties.

Nothing in this Term Sheet shall be deemed to be the solicitation of an acceptance or rejection of a Plan.

[1]	Capitalized terms used herein but not otherwise defined have the meanings given to them in the Bankruptcy Code. “Claim” shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

I. Plan Process

Certain Terms Relating to Plan Process	The Commitment Parties shall execute a Backstop Commitment Agreement in form and substance acceptable to the Requisite Commitment Parties and the Plan Proponent (the “Backstop Commitment Agreement”).

The Backstop Commitment Agreement shall include a fiduciary termination event for the Debtors.

Milestones	In the event the Debtors accept the Backstop Commitment, the Backstop Commitment Agreement shall contain customary milestones to be determined and the Debtors shall seek prompt approval of the Bankruptcy Court of the BCA.

II. Debtor Groups and Proposed Classification Scheme under the Plan

The Debtors will be divided into five “Debtor Groups” depending on their principal liabilities as follows:

Letter	Debtor Group	Description
A	PEC	Debtor Peabody Energy Corporation

B	Encumbered Guarantor Debtors	Each Debtor as set forth on Exhibit 6 hereto that is a guarantor under the First Lien Credit Agreement and for the Second Lien Notes

C	Gold Fields Debtors	Each Debtor as set forth on Exhibit 6 hereto

D	Peabody Holdings (Gibraltar) Limited	Debtor Peabody Holdings (Gibraltar) Limited (“Gib1”)

E	Unencumbered Debtors	Each Debtor as set forth on Exhibit 6 hereto which is not subject to the liens arising under the First Lien Credit Agreement or with respect to the Second Lien Notes, and is not a guarantor of (i) the 6.00% senior notes issued in November 2011 by PEC and due November 2018 (the “2018 Senior Notes”); (ii) the 6.50% senior notes issued in August by PEC and due in September 2020 (the “2020 Senior Notes”); (iii) the 6.25% senior notes issued in November by PEC and due in November 2021 (the “2021 Senior Notes”); and/or (iv) the 7.875% senior notes issued in October 2006 by PEC and due in November 2026 (the “2026 Senior Notes” and, together with the 2018 Senior Notes, the 2020 Senior Notes and the 2021 Senior Notes, the “Unsecured Senior Notes”).[2]

[2]	Any and all Claims arising under, evidenced by or in connection with the Unsecured Senior Notes are referred to herein collectively as the “Unsecured Senior Notes Claims.”

Under the Plan, Claims under the Debtors’ postpetition accounts receivable securitization facility (the “Securitization Facility Claims”),3 Administrative Expense Claims and Priority Tax Claims (each as defined below) will not be classified. The remaining Claims against each Debtor Group will be divided into the following twelve (12) classes:

Class Number[4]	Designation

1	First Lien Lender Claims

2	Second Lien Notes Claims

3	Other Secured Claims

4	Other Priority Claims

5	General Unsecured Claims

6	Convenience Claims

7	MEPP Claim[5]

8	Unsecured Subordinated Debenture Claims

9	Intercompany Claims

10	Section 510(b) Claims against PEC

11	PEC Interests

12	Subsidiary Debtor Equity Interests

[3]	“Securitization Facility Claims” means any and all Claims constituting Facility Obligations, as such term is defined in the order of the Bankruptcy Court entered on May 18, 2016 [Docket No. 529] (the “ARS Order”), which order approved the Securitization Facility (as such term is defined in the ARS Order).
[4]	References to “Class” below, shall refer to the classification set forth in this chart.
[5]	“MEPP Claim” means any Claim arising, or related to the period, prior to the Effective Date in connection with the United Mine Workers of America 1974 Pension Plan, including (a) proof of claim number 4722 and (b) any other Claim related to any withdrawal liability under U.S.C. § 1392(c).

A more detailed table reflecting the proposed Debtor Groups and the proposed classes of Claims against each Debtor Group is attached hereto as Exhibit 7. The proposed treatment of unclassified and classified Claims is set forth below.

III. Claims Treatment

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Unclassified Claims
Contingent DIP Facility Surviving Claims[6]	$0.00	All Contingent DIP Facility Surviving Claims (if any) shall be preserved. If Allowed, any Contingent DIP Facility Surviving Claims shall be paid in full in cash as soon as reasonably practicable after they become Allowed; provided, however, that the foregoing treatment shall not in any way limit or impair any arguments or defenses the Debtors may have with respect to any Contingent DIP Facility Surviving Claims that may be asserted. Notwithstanding the foregoing, the treatment of certain letters of credit issued under the terms of the DIP Credit Agreement and any related collateral shall be treated in accordance with the terms of that certain Payoff Letter with respect to the DIP Facility, dated December 15, 2016.

Securitization Facility Claims	$[140 million] to $[160 million]	The Securitization Facility (as defined in the ARS Order), which is scheduled to expire as of the Effective Date, shall, at the election of the Debtors, be extended, replaced with a new securitization facility or replaced with one or more ABL Facilities (as defined in Exhibit 1).

Administrative Expense Claims[7]	$[15 million] to $[25 million]	The Debtors (or, if applicable, the Reorganized Debtors8) shall pay to each holder of an Allowed Administrative Expense Claim, on account of and in

[6]	“Contingent DIP Facility Surviving Claim” means any Claim of the DIP Facility Agent, DIP Facility Lenders or Citigroup Global Markets Inc. (in its capacity as sole lead arranger and book runner under the DIP Facility Credit Agreement) that are related to obligations of the Debtors that (a) arise under or are evidenced by (i) the DIP Facility Credit Agreement (ii) the Final DIP Order or (iii) any other agreements related thereto and (b) pursuant to the DIP Facility Repayment Order, survived termination of the DIP Facility Credit Agreement and continue in full force and effect.
[7]	“Administrative Expense Claim” means a Claim arising on or after the Petition Date and prior to the Effective Date for a cost or expense of administration in the Chapter 11 Cases that is entitled to priority or superpriority under sections 364(c)(1), 503(b), 503(c), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, excluding DIP Facility Claims and Securitization Facility Claims.
[8]	“Reorganized Debtor” means, on and after the Effective Date, subject to the Restructuring, each of the Debtors as to which the Plan is confirmed and “Reorganized PEC” means Peabody Energy Corporation, on and after the Effective Date.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
full and complete settlement, release and discharge of such Claim, cash equal to the full unpaid amount of such Allowed Administrative Expense Claim, which payments shall be made at the Debtors’ option in the ordinary course of business or (a) the latest to occur of (i) the Effective Date (or as soon as reasonably practicable thereafter), (ii) the date such Claim becomes an Allowed Administrative Expense Claim (or as soon as reasonably practicable thereafter) and (iii) such other date as may be agreed upon by the Reorganized Debtors and the holder of such Claim, or (b) on such other date as the Bankruptcy Court may order.[9]

Priority Tax Claims[10]	$[10 million] to $[30 million]	Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the holder of a Priority Tax Claim and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Priority Tax Claim will receive, at the option of the applicable Debtor or Reorganized Debtor, as applicable, in full satisfaction of its Allowed Priority Tax Claim that is due and payable on or before the Effective Date, either (a) cash equal to the amount of such Allowed Priority Tax Claim (i) on the Effective

[9]	For purposes of this Term Sheet, “Allowed” when used with respect to any Claim means (a) any Claim that (i) is timely filed by the applicable bar date or (ii) as to which there exists no requirement for the holder of a Claim to file such Claim under the Plan, the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure or a final order; (b) any Claim (i) that is listed in the Debtors’ schedules of assets and liabilities as not contingent, not unliquidated, and not disputed and (ii) for which no proof of Claim has been timely filed; or (c) any Claim allowed under the Plan or by a final order. With respect to any Claim described in clauses (a) and (b) above, such Claim will be considered Allowed only if, and to the extent that, (i) no objection to the allowance of such Claim has been asserted on or before the bar date for filing objections to Claims under the Plan, (ii) an objection to such Claim is asserted and such Claim is subsequently allowed pursuant to a final order, (iii) such Claim has not been disallowed by a final order, (iv) such Claim is allowed pursuant to a stipulation with the Debtors on or after the Effective Date or (v) such Claim is allowed pursuant to the Plan or any agreements related thereto and approved and authorized by the Bankruptcy Court.
[10]	“Priority Tax Claim” means any Claim of a governmental unit that is entitled to priority in payment pursuant to section 502(i) or section 507(a)(8) of the Bankruptcy Code.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Date or (ii) if the Priority Tax Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which such Priority Tax Claim becomes an

Allowed Priority Tax Claim or (b) cash of a total value, as of the Effective Date, equal to the amount of such Allowed Priority Tax Claim, payable in annual equal installments commencing on the later of (i) the Effective Date (or as soon as reasonably practicable thereafter) and (ii) the date such Priority Tax Claim becomes an Allowed Priority Tax Claim (or as soon as practicable thereafter) and ending no later than five years after the Petition Date.

Classified Claims

First Lien Lender Claims	$[2.980 billion][11]	Each holder of an Allowed First Lien Lender Claim in Classes 1A, 1B, 1C and 1D will receive its aggregate pro rata share of: (i) cash equal to the full amount of the Allowed First Lien Lender Claims, including interest at the default rate (such treatment, a “First Lien Full Cash Recovery”) or (ii) solely to the extent that the Debtors have not received commitments for the Exit Facility prior to the Effective Date in the aggregate principal amount of at least $1.5 billion, and subject to the conditions set forth on Exhibit 1 hereto, each holder’s pro rata share of (a) the replacement secured first lien term loan on the terms and conditions set forth on Exhibit 1 hereto in an aggregate principal amount of up to $1.5 billion, such principal amount to

[11]	The total estimated amount of Allowed First Lien Lender Claims is currently $2.980 billion, comprised of approximately (a) $1,162,343,00 principal amount of term loans net of unamortized original issue discount, (b) $947,000,000 principal amount of revolver loans, (c) $612,753,000 of letters of credit reimbursement obligations (assuming $6,118,000 of future letter of credit draws and the rollover of the PBGC letter of credit undrawn into the ABL Facility (as defined in Exhibit 1) and (d) $257,300,000 in Swap Contract termination , plus accrued and unpaid interest at the default rate for Allowed First Lien Lender Claims except for claims under Swap Contracts (as defined in the First Lien Credit Agreement) at the contractual rate for claims under the Swap Contracts, plus accrued and unpaid adequate protection payments, plus professional fees and expenses payable under the First Lien Credit Agreement. The foregoing estimate assumes: (i) an April 3, 2017 Effective Date and (ii) the PBGC letter of credit rolls onto an ABL Facility (as defined in Exhibit 1). All parties have reserved their rights as to the applicable interest rate for Allowed First Lien Lender Claims other than claims under Swap Contracts. To the extent the Effective Date occurs after April 3, 2017, any increase in the size of the First Lien Lender Claims shall be satisfied with cash. The amount of the First Lien Lender Claims will also fluctuate based on letter of credit draws or returns through the Effective Date.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
be calculated as set forth on Exhibit 1 (the “Replacement Secured First Lien Term Loan”), plus (b) cash in an amount equal to the difference between (i) the Allowed First Lien Lender Claims, including interest at the default rate, and (ii) the aggregate principal amount of the Replacement Secured First Lien Term Loan.

The First Lien Lender Claims shall be impaired and holders of such Claims shall be entitled to vote on the Plan.

Second Lien Notes Claims	$1.158 billion[12]

On or as soon as practicable after the Effective Date,[13] each holder of an Allowed Second Lien Notes Claim in Classes 2A, 2B, 2C and 2D shall receive:

(i) at the option of the Debtors in their sole discretion, provided, in the case of (a) or (b), the First Lien Full Cash Recovery occurs, its aggregate pro rata share of $180 million (calculated as the amount of any such cash and the principal amount of any such Additional First Lien Debt and New Second Lien Notes, excluding any consideration on account of Incremental New Second Lien Notes Claims) in any combination of (a) cash, (b) principal amount of first lien debt on terms consistent with the Exit Facility (the “Additional First Lien Debt”) and/or (c) principal amount of new second lien notes on the terms and conditions set forth on Exhibit 2 hereto (“New Second Lien Notes”); provided, further that in no event shall the combined consideration issued under this clause (i) (calculated as the amount of any such cash and the principal amount of any such Additional First Lien Debt and New

[12]	The Second Lien Notes Claims shall be allowed in the amount of $1.0 billion, plus accrued and unpaid pre-petition interest and post-petition interest at the non-default rate, accruing through and until the Effective Date. The total estimated amount of Second Lien Notes Claims is $1.158 billion, assuming an April 3, 2017 Effective Date. The Second Lien Notes Claims shall continue to accrue interest at the non-default rate if the Effective Date extends beyond April 3, 2017.
[13]	As part of the global settlement set forth herein and to be embodied in the Plan, upon the Effective Date (subject to its occurrence), the value of any and all collateral securing the Second Lien Notes Claims (including, but not limited to, any and all collateral granted to holders of Second Lien Notes as adequate protection or otherwise pursuant to the Final DIP Order) shall be deemed to exceed the total estimated amount of Second Lien Notes Claims (including accrued and unpaid pre-petition and post-petition interest at the non-default rate), and the Second Lien Notes Claims shall be treated in accordance with the terms set forth in this Term Sheet.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
Second Lien Notes, excluding any consideration on account of Incremental Second Lien Notes Claims) exceed $180 million in the aggregate;[14][15]

(ii) its pro rata share of the Pro Rata Split as of the Effective Date of Reorganized PEC Common Stock (as defined below) (which shall be subject to the dilution from the LTIP Shares and the exercise of the Cash Pay A Warrants, the exercise of the Cash Pay B Warrants, and the exercise of the Backstop Penny Warrant (each as defined below), and shall be issued after giving effect to the issuance of the Rights Offering Shares (as defined below), the issuance of any shares of Reorganized PEC Common Stock issued on account of Incremental Second Lien Notes Claims (the “Incremental Second Lien Shares”), the issuance of any shares of Reorganized PEC Common Stock issued on account of the Commitment Premiums (as defined below) (the “Premium Shares”) and the issuance of any Disputed Claims Reserve Shares (as defined below) and the exercise of the Backstop Penny Warrants (as defined below);[16]

[14]	If the total amount of Second Lien Notes Claims increases because the Effective Date extends beyond April 3, 2017 (the total amount of Second Lien Notes Claims in excess of $1.158 billion, the “Incremental Second Lien Notes Claims”), then additional consideration shall be provided to the holders of Second Lien Notes Claims (A) by increasing the consideration pursuant to clause (i) of this paragraph on a pro rata basis in an amount equal to 50% of the amount of the Incremental Second Lien Notes Claims (and any Additional First Lien Debt so distributed pursuant to this footnote shall be referred to herein as the “Incremental Additional First Lien Debt”, and any additional New Second Lien Notes so distributed pursuant to this footnote shall be referred to herein as the “Incremental New Second Lien Notes”), subject to a $20 million cap for such increase above $180 million pursuant to this clause (A), and (B) in the form of additional Reorganized PEC Common Stock with a total value at Plan Equity Value equal to the remaining amount of Incremental Second Lien Notes Claims not settled pursuant to clause (A) above; provided, however, that if no Additional First Lien Debt or New Second Lien Notes are being issued pursuant to clause (i)(b) or (i)(c) (prior to giving effect to the additional consideration described in this footnote), then the additional consideration pursuant to clause (A) above shall be paid in cash; and provided further that such incremental amounts may only be paid in cash or Incremental Additional First Lien Debt if the First Lien Full Cash Recovery occurs.
[15]	Note to Draft: The Commitment Parties would be willing to remove this condition.
[16]	“Pro Rata Split” shall mean the following percentages: (x) in respect of Claims in Class 2, the quotient of (A) $708 million divided by (B) the Allowed Claims in Classes 5B plus $708 million; and (y) in respect of Claims in Class 5B, the quotient of (A) the Allowed Claims in Class 5B divided by (B) the Allowed Claims in Class 5B plus $708 million. The Pro Rata Split for Reorganized PEC Common Stock shall be determined based on Allowed Claims as of the Effective Date, with a reserve of Reorganized PEC Common Stock created for disputed Claims as of the Effective Date. The Pro Rata Split for all other purposes shall be determined based on Allowed Claims as of the Record Date as determined in accordance with the Rights Offering Procedures. As set forth below, in lieu of Section 1145 Equity Rights, holders of disputed Claims as of the Record Date whose Claims later become Allowed shall receive Reorganized PEC Common Stock at Plan Equity Value with a value equal to their pro rata share of the Equity Rights Value (as defined below).

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest

(iii) its pro rata share of the Pro Rata Split as of the Record Date (as defined below) of the Equity Rights (as defined below); and

(iv) its pro rata share of $270 million funded from the proceeds of the Rights Offering.

For the avoidance of doubt, any of the consideration received by holders of Second Lien Notes Claims shall be independently transferable, shall not be required to be transferred as part of a “strip” and shall not be subject to any minimum holding period or similar lock-up provisions; provided, that the foregoing shall not apply to the Equity Rights, which shall only be transferable together with the underlying claim.

Other Secured Claims[17]	$[0-25 million]	On or as soon as practicable after the Effective Date, Other Secured Claims, if any, shall receive the following treatment at the option of the Debtors or the Reorganized Debtors (as applicable): (i) Reinstatement of any such Allowed Other Secured Claim pursuant to section 1124 of the Bankruptcy Code;[18] (ii) payment in full (in cash) of any such Allowed Other Secured Claim; (iii) satisfaction of any such Allowed Other Secured Claim by delivering the collateral securing any such Allowed Other Secured Claims and paying any interest required to be paid under section 506(b) of the Bankruptcy Code; or (iv) providing such holders with such treatment in accordance with section 1129(b) of the Bankruptcy Code as may be determined by the Bankruptcy Court.

[17]	“Secured Claim” shall mean a Claim that is secured by a lien on property in which a Debtor’s estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder’s interest in such estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to sections 506(a) and, if applicable, 1129(b) of the Bankruptcy Code. “Other Secured Claim” shall mean any Secured Claim that is not an Administrative Expense Claim, DIP Facility Claim, Securitization Facility Claim, First Lien Lender Claim or Second Lien Notes Claim.
[18]	“Reinstatement” shall mean rendering a Claim or Interest unimpaired in accordance with section 1124 of the Bankruptcy Code.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
OtherPriority Claims[19]	$[0-25 million]	On or as soon as practicable after the Effective Date, each holder of an Allowed Other Priority Claim will receive cash equal to the amount of such Allowed Claim, unless the holder of such Other Priority Claim and the applicable Debtor or Reorganized Debtor, as applicable, agree to a different treatment.

General Unsecured Claims[20]	(i) PEC $[3.944 billion] to $[4.219 billion]	On or as soon as practicable after the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor:

	(ii) Encumbered Guarantor Debtors	(i) each holder of an Allowed General Unsecured Claim against PEC will receive its pro rata share of $5 million plus any Additional PEC Cash;[21]

	$[3.960 billion] to $[4.160 billion] (iii) Gold Fields Debtors $[3.929 billion] to $[5.289 billion] (iv) Gib1 None. (v) Unencumbered Debtors $[10 million] to	(ii) each holder of an Allowed General Unsecured Claim against one of the Encumbered Guarantor Debtors will receive the holder’s pro rata share of: (a) the Pro Rata Split as of the Effective Date of the Reorganized PEC Common Stock (which shall be subject to the dilution from the LTIP Shares, and the Penny Warrants and shall be issued after giving effect to the issuance of the Rights Offering Shares, the issuance of any Incremental Second Lien Shares, the issuance of any Premium Shares and the issuance of any Disputed Claims Reserve Shares) and the exercise of the Penny Warrants; and (b)(i) the Pro Rata Split as of the Record Date of the Equity Rights; provided,

[19]	“Other Priority Claim” means a Claim that is entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code that is not an Administrative Expense Claim, DIP Facility Claim, Securitization Facility Claim or Priority Tax Claim.
[20]	“General Unsecured Claim” shall mean any Claim that is not an Administrative Expense Claim, DIP Facility Claim, Securitization Facility Claim, Priority Tax Claim, First Lien Lender Claim, Second Lien Notes Claim, Other Secured Claim, Other Priority Claim, Convenience Class Claim, Unsecured Subordinated Debenture Claim (as defined below), Intercompany Claim (as defined below) or Section 510(b) Claim. For the avoidance of doubt, General Unsecured Claims include the Unsecured Senior Notes Claims. Additional Claims filed by governmental units on or around October 11, 2016, include a $1.8 billion Claim asserted by the U.S. Environmental Protection Agency against PEC, as well as other governmental units’ Claims in excess of $1.0 billion against various other Debtors. The Debtors are in the process of reviewing and analyzing these recently filed Claims and therefore they are not included in the Claims estimates herein.
[21]	This pool of cash is available for holders of General Unsecured Claims pursuant to the settlement of the Encumbered PEC Cash Dispute (as defined below). “Additional PEC Cash” means, to the extent payments to Allowed Convenience Claims in Class 6A are less than $2 million, the difference between total payments to Allowed Convenience Claims in Class 6A and $2 million.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest

	$[30 million]	however, that any holder of a General Unsecured Claim against one of the Encumbered Guarantor Debtors that is not Allowed as of the Record Date shall not participate in the Rights Offering, and instead, if and when such holder’s Claim becomes Allowed, shall receive an amount of Disputed Claims Reserve Shares with a value equal such holders pro rata share of the Equity Rights Value;[22]

In lieu of receiving any distributions of (i) Reorganized PEC Common Stock, (ii) Rights Offering Equity Rights or (iii) if applicable, Rights Offering Disputed Claims Reserve Shares for holders of Claims in Class 5B that are Disputed as of the Rights Offering Record Date and later become Allowed, holders of Claims in Class 5B can elect to receive on account of their Allowed Claims (the “Class 5B Cash Election”) a pro rata cash distribution from a pool of $75 million (the “Class 5B Cash Pool”), with recoveries to be capped at 50% of their Allowed Claims. The treatment of Class 5B Claims in the Plan shall otherwise remain the same.

Cash available for payment to holders of Allowed Class 5B Claims who make the Class 5B Cash

[22]	On the Effective Date, the Debtors shall create a reserve of Reorganized PEC Common Stock (the “Disputed Claims Reserve Shares”) for distribution to holders of such disputed Claims as of the Record Date that were not permitted to participate in the Rights Offering. The Disputed Claims Reserve Shares shall have a value, as determined by reference to Plan Equity Value, equal to the estimated value of the Section 1145 Equity Rights holders of disputed Claims as of the Record Date would have been entitled to receive if such disputed Claims later became Allowed Claims (as reasonably estimated by the Debtors) calculated as follows: (a) for each share of Rights Offering Shares that would have been available for purchase by a holder of a Class 5B Claim that was not Allowed as of the Record Date through the exercise of Section 1145 Equity Rights if such holder’s Claims had been Allowed as of the Record Date, the difference between (i) the value of such share at Plan Equity Value and (ii) $[13.75]; and (b) for each Backstop Penny Warrant that such holder would have received through the exercise of Rights Offering Equity Rights if such holder’s Claim had been Allowed as of the Record Date, the difference between (i) the value of a share of Reorganized PEC Common Stock at Plan Equity Value that underlies such Backstop Penny Warrant and (ii) $0.01 (the “Equity Rights Value”). Following completion of the reconciliation, settlement, and distribution procedures in connection with such disputed Claims, any Disputed Claims Reserve Shares which are not distributed from such reserve to holders of such disputed Claims pursuant to such procedures shall be cancelled. Prior to the Effective Date, the Debtors will file a motion to establish appropriate claims reserves and related procedures necessary to effectuate the Plan, which motion and order shall be subject to the reasonable approval of the Requisite Members of the Noteholder Steering Committee, provided, however, that the aggregate face amount of disputed Claims permitted to receive Disputed Claims Reserve Shares shall not exceed $300 million without the approval of the Requisite Members of the Noteholder Steering Committee.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest

Election will be limited to the Class 5B Cash Pool, which shall be paid into a segregated account for distribution in accordance with the terms of the Plan to holders of Allowed Class 5B Claims in two installments as follows: (a) $37.5 million on the date that is 100 days after the Effective Date; and (b) $37.5 million on the date that is 190 days after the Effective Date. Such obligation to fund shall be deemed an administrative obligation of the Debtors’ estates and be reflected as such in any order confirming the proposed Plan. To the extent that less than $75 million is required to fund a 50% distribution to holders of Allowed Class 5B Claims who make the Class 5B Cash Election, the excess shall be retained by the Reorganized Debtors.

(iii) each holder of an Allowed General Unsecured Claim against one of the Gold Fields Debtors will receive the holder’s pro rata share of interests in a liquidating trust to be formed to hold and liquidate all of the assets of the Gold Fields Debtors;

(iv) each holder of an Allowed General Unsecured Claim against Gib 1 will receive no recovery; and

(v) each holder of an Allowed General Unsecured Claim against one of the Unencumbered Debtors will receive cash in the amount of the holders’ Allowed Claim, less any amounts attributable to late fees, postpetition interest or penalties.

For the avoidance of doubt, any of the consideration received by holders of Allowed Unsecured Senior Notes Claims shall be independently transferable and shall not be required to be transferred as part of a “strip;” provided that the foregoing shall not apply to the Equity Rights, which shall only be transferable together with the underlying claim.

Convenience Claims	PEC Convenience Claims – $[2.7 million to $4.0 million] Encumbered	“Convenience Claims” means General Unsecured Claims (other than Unsecured Senior Notes Claims) against PEC or any Encumbered Guarantor Debtor that otherwise would be classified in Class 5A or Class 5B, but, with respect to each such Claim, the aggregate amount of such Claim is equal to or less

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
	Guarantor Debtors Convenience Claims – $[24 million to $36 million]	than $[200,000]; provided, however, that where any portion(s) of a single Claim has been transferred to a transferee, the amount of all such portions will be aggregated to determine whether a Claim qualifies as a Convenience Claim.
On or as soon as practicable after the Effective Date, unless otherwise agreed by a Convenience Claim holder and the applicable Debtor or Reorganized Debtor:

(i) each holder of an Allowed Convenience Claim against PEC shall receive cash in an amount up to 72.5% of the Allowed Convenience Claim; provided, however, that (a) total payments on account of Allowed Convenience Claims against PEC shall not exceed $2 million and (b) to the extent such payments would exceed $2 million, holders of Allowed Convenience Claims shall receive their pro rata share of $2 million and (c) to the extent such payments are less than $2 million, the Additional PEC Cash shall become available for distribution to Class 5A creditors; and

(ii) each holder of an Allowed Convenience Claim against an Encumbered Guarantor Debtor shall receive an amount up to 72.5% of the Allowed Convenience Claim; provided, however, that (a) total payments on account of Allowed Convenience Claims against the Encumbered Guarantor Debtors shall not exceed $18 million and (b) to the extent such payments would exceed $18 million, holders of Allowed Convenience Claims shall receive their pro rata share of $18 million.

MEPP Claim	$[0.00] to $[643 million]	Subject to and in accordance with the terms of the MEPP Settlement, on or as soon as practicable after the Effective Date, unless otherwise agreed by the holder of the MEPP Claim and the applicable Debtor or Reorganized Debtor, the holder of the MEPP Claim shall receive $75 million in Cash paid over four years as follows: (A) $5 million paid on the Effective Date; (B) $10 million paid 90 days after the Effective Date; (C) $15 million paid one year after the previous

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest
payment; (D) $15 million paid one year after the previous payment; (E) $15 million paid one year after the previous payment; and (F) $15 million paid one year after the previous payment.

Unsecured Subordinated Debenture Claims[23]	$[743.9 million]	Provided that the holders of such Claims vote in amount and number to cause such class to accept the Plan, on or as soon as practicable after the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Unsecured Subordinated Debenture Claim shall receive its pro rata share of the Cash Pay A Warrants unless the Bankruptcy Court determines that such distribution would violate section 1129(b) of the Bankruptcy Code or is impermissible for any reason, including under the 2066 Subordinated Indenture.

Intercompany Claims[24]	-	All prepetition and postpetition Intercompany Claims shall be ignored for purposes of calculating distributions to holders of Claims pursuant to the Plan. At the Debtors’ option, on the Effective Date, Intercompany Claims may be reinstated, settled, offset, cancelled, extinguished or eliminated, including by way of capital contribution. The intercompany loans (i) owed by Gib1 to Peabody IC Holdings, LLC, (ii) owed by Peabody IC Holdings, LLC to Peabody IC Funding Corporation and (iii) owed by non-Debtor Peabody Energy Australia Pty Ltd. to Peabody Investments Corp. will be treated as debt for purposes of calculating distributions to holders of Claims pursuant to the Plan. The principal balance of the Loan Agreement, dated as of April 11, 2012, among Peabody Investment Corp., as lender, and Peabody Energy Australia Pty Ltd, as borrower, will be reinstated on the Effective Date.

[23]	“Unsecured Subordinated Debenture Claims” means any and all Claims arising under or in connection with the 2066 Unsecured Subordinated Debentures. “2066 Unsecured Subordinated Debentures” means the 4.75% convertible junior subordinated debentures due 2066 issued in connection with the First Supplemental Indenture between Peabody Energy Corporation and U.S. Bank National Association, dated as of December 20, 2006 (the “2066 Subordinated Indenture”).
[24]	“Intercompany Claims” shall mean (a) any Claim of any Debtor against any other Debtor, (b) any Claim of any Debtor against any non-Debtor Affiliate and (c) any Claim of any non-Debtor Affiliate against any Debtor.

Class of Claims or Interests	Amount of Allowed Claims (estimated)	Treatment of Claim or Interest

Section 510(b) Claims[25]	-	Provided that the holders of such Claims vote in amount and number to cause such class to accept the Plan, Claims against PEC that are subordinated by operation of section 510(b) of the Bankruptcy Code, if any, shall receive their pro rata share (determined with PEC Interests) of the Cash Pay B Warrants unless the Bankruptcy Court determines that such distribution would violate section 1129(b) of the Bankruptcy Code or is impermissible for any reason.

PEC Interests[26]	N/A	Provided that the holders of such Interests vote in amount and number to cause such class to accept the Plan, on or as soon as practicable after the Effective Date, unless otherwise agreed by a Claim holder and the applicable Debtor or Reorganized Debtor, each holder of Allowed PEC Interests shall receive its pro rata share of the Cash Pay B Warrants (determined with section 510(b) Claims) unless the Bankruptcy Court determines that such distribution would violate section 1129(b) of the Bankruptcy Code or is impermissible for any reason.

Subsidiary Debtor Interests[27]	N/A	On the Effective Date, Subsidiary Debtor Interests will be reinstated, subject to any restructuring transactions.

[25]	“Section 510(b) Claims” shall include all Claims subject to subordination pursuant to section 510(b) of the Bankruptcy Code, including, without limitation, for damages arising from the sale or purchase of any debt or equity security of any of the Debtors.
[26]	“PEC Interests” shall mean all Interests in PEC. “Interests” shall mean the common stock, limited liability company interests, and any other equity, ownership, or profits interests in any Debtor and options, warrants, rights, or other securities or agreements to acquire common stock, limited liability company interests, or other equity, ownership, or profits or interests in any Debtor (arising under, or in connection with, any employment agreement), and includes any “Equity Security” (as defined in section 101(16) of the Bankruptcy Code) in any Debtor.
[27]	“Subsidiary Debtor Interests” shall mean as to a particular Debtor other than PEC, all Interests in such Debtor.

IV. Settlement and Compromise Incorporated into the Plan

Settlement and Compromise	The Plan shall contain and effect a global and integrated compromise and settlement (the “Settlement”) of all disputes between the Debtors and the [Creditor Co-Proponents][28][Commitment Parties], including the Claims and causes of action set forth below pursuant to section 1123(b)(3) of the Bankruptcy Code and Rule 9019 of the Federal Rules of Bankruptcy Procedure.

CNTA Dispute	The CNTA Dispute (as defined in the DIP Facility credit documents) shall be deemed resolved by the Plan upon the Effective Date of the Plan. On the Effective Date, the declaratory judgment action with respect to the CNTA Dispute shall be dismissed with prejudice.

Material Claim Settlements	The Requisite Commitment Parties shall have reasonable approval rights over any material claim settlement, including but not limited to, any settlement related to the MEPP Claim above the amounts held in reserve by the Debtors for such MEPP Claim; provided, however, that the treatment herein shall be deemed to be reasonably acceptable.

Committee Lien Challenge	In full settlement and satisfaction of certain causes of action raised by the creditors’ committee with respect to whether cash at PEC on the Petition Date was encumbered or unencumbered (the “Encumbered PEC Cash Dispute”) and other challenge actions, including, without limitation, any and all claims raised in that certain Claims Disclosure Letter [ECF No. 1267] filed by the Committee and the supplement thereto delivered to the Debtors, Citibank and the Second Lien Notes Indenture Trustee on September 15, 2016, $[3 million] of cash at PEC shall be made available for distribution to holders of Allowed Claims in Class A, and $[2 million] of cash at PEC shall be made available for distribution to holders of Allowed Convenience Claims against PEC.

Preference Actions	The Debtors shall release all preference claims against any holder of a General Unsecured Claim or a Claim arising under section 503(b)(9) of the Bankruptcy Code.

Intercompany Claims	In accordance with the global settlement and compromise contemplated by this Term Sheet and to be embodied in the Plan, Intercompany Claims shall be ignored for purposes of calculating distributions to third party creditors except as otherwise set forth herein.

V. Other

Plan Value	The Plan enterprise value shall be $4.275 billion (the “Plan Enterprise Value”). The Plan equity value shall be $3.366 billion (the “Plan Equity Value”).[29]

[28]	Note to Draft: To be included at the option of the Debtors.
[29]	Calculation of Plan Equity Value assumes $1.68 billion of funded debt and approximately $20 million of capital leases.

Distribution Mechanics	Citibank will act as the distribution agent for the First Lien Lenders in accordance with the terms of the First Lien Credit Agreement; provided, however, that any cash distributions on account of Claims arising from Swap Contracts shall be made by the Reorganized Debtors directly to the applicable counter-party to a Swap Contract.

Rights Offering	In connection with rights offerings pursuant to the Plan (collectively, the “Rights Offering”), up to $1.770 billion will be raised through the sale of units consisting of shares of Reorganized PEC Common Stock valued at a 13.45% discount to Plan Enterprise Value (the “Rights Offering Shares”) subject to dilution by the LTIP Shares, the exercise of the Cash Pay A Warrants, the exercise of the Cash Pay B Warrants and any post-Effective Date issuances of capital stock. Participation in the Rights Offering will be available to all holders of Allowed Second Lien Notes Claims and Allowed Claims in Class 5B as of the Record Date, in each case, according to the Pro Rata Split as of the Record Date, except as described below. Each holder of Allowed Second Lien Notes Claims or Allowed Claims in Class 5B, that exercises all of it rights to purchase the Rights Offering Shares shall have the right, but not the obligation, to subscribe, for the Per Share Price and otherwise on the terms and subject to the conditions set forth in the Plan and the Rights Offering Procedures, for any Rights Offering Shares that have not been subscribed by holders of Allowed Second Lien Notes Claims or Allowed Claims in Class 5B in the respective rights offering. The Rights Offering will be conducted such that all Rights Offering Shares that are eligible, to the fullest extent possible, will be exempt from registration under the Securities Act, pursuant to section 1145 of the Bankruptcy Code and the remaining Rights Offering Shares will be exempt from registration under section 4(a)(2) of the Securities Act or another available exemption from registration under the Securities Act, and the Disclosure Statement shall include a statement to such effect. Each holder of Allowed Second Lien Notes Claims or Allowed Claims in Class 5B shall be offered the same proportion of Rights Offering Shares exempt from registration under section 1145 of the Bankruptcy Code and Rights Offering Shares exempt from registration under section 4(a)(2) of the Securities Act (or another available exemption from registration under the Securities Act); provided, however, that any holder of Allowed Second Lien Notes Claims or Allowed Claims in Class 5B that is not an “accreditor investor” as defined in Rule 501 of Regulation D of the Securities Act shall receive cash, in an amount equal to the value attributable to the Equity Rights issued other than pursuant to section 1145 of the Bankruptcy Code that such holder would have been entitled thereto, in lieu of receiving such Equity Rights.

Backstop Commitment	Pursuant to a backstop agreement (the “Backstop Commitment Agreement”), the Initial Parties, together with any additional holders of Allowed Second Lien Notes Claims and Claims in Class 5B that are qualified institutional buyers and other accredited investors (as such terms are defined under the Securities Act of 1933) who become party to the PSA and Backstop Commitment Agreement on or prior to the date the Backstop Commitment Agreement is approved by the Bankruptcy Court, shall backstop its portion of 100% of the Rights Offering on the terms described in Exhibit 5 hereto.

Record Date for the Rights Offering	The record date for determining a creditor’s eligibility to participate in the Rights Offering shall be the date on which the Disclosure Statement Order is entered by the Bankruptcy Court (the “Record Date”).

Reclamation Bonding	The Debtors shall finalize a solution for all of their continuing self-bonded reclamation obligations with Wyoming, New Mexico, Illinois and Indiana (the “Bonding Solution”). The Debtors shall provide updates once every two weeks to the Commitment Parties’ professionals regarding their efforts to achieve the Bonding Solution.

Reorganized PEC Common Stock	The Plan will provide for the cancellation of all outstanding PEC common stock and the issuance of shares of new common stock, par value $[0.001] per share, in Reorganized PEC (the “Reorganized PEC Common Stock”), initially subject to dilution by the Rights Offering Shares, the LTIP Shares, the exercise of the Cash Pay A Warrants, the exercise of the Cash Pay B Warrants, and the exercise of the Backstop Penny Warrants. Each share of Reorganized PEC Common Stock shall entitle its holder to one vote on matters submitted to a vote of shareholders and shall vote as one class.

The Plan will also provide that, upon emergence, Reorganized PEC shall amend and restate its charter and bylaws, which shall be in form and substance reasonably acceptable to the Requisite Commitment Parties.

The Reorganized PEC Common Stock will be registered under the Securities Exchange Act of 1934 on the Effective Date.

Reorganized PEC shall use reasonable best efforts to cause the Reorganized PEC Common Stock to be listed for trading on the New York Stock Exchange (“NYSE”) as soon as practicable after the Effective Date.[30]

[30]	This obligation will be included in the Registration Rights Agreement.

Exit Facility	The Debtors shall attempt, on a best efforts basis, to obtain commitments for an exit facility (the “Exit Facility”) of not less than $1.5 billion in principal amount, the terms of which are no less favorable, when taken as a whole, to the Debtors than the terms of the Replacement Secured First Lien Term Loan as set forth on Exhibit 1 hereto, as determined by the Debtors in their reasonable business judgment, and of sufficient size and on appropriate terms, including the ability to enter into up to $250 million of ABL Facilities (as defined in Exhibit 1), to avoid the need to issue all or part of the Replacement Secured First Lien Term Loan and/or the New Second Lien Notes. The Debtors will provide updates as requested to the professional advisors of the First Lien Agent on the process for raising the Exit Facility (including proposals received from any such reputable financial institutions on a professional eyes only basis). In the Debtors’ sole discretion, provided that the First Lien Full Cash Recovery occurs, the size of the Exit Facility may be increased up to $1.95 billion in order to provide holders of Second Lien Notes Claims with up to $180 million in cash and/or Additional First Lien Debt as set forth in greater detail above (or incrementally higher, if necessary in accordance with footnote [19], if the Effective Date does not occur on or before April 3, 2017).

Corporate Governance Matters	The initial board of directors of the Reorganized PEC (the “New Board”) shall include nine (9) members and shall include (a) the chief executive officer of Reorganized PEC and (b) eight independent directors (the “Independent Directors”). Each of the individuals designated as nominees to be Independent Directors on the New Board shall be independent under the listing rules of the NYSE, as applicable, and the independence requirements for members of audit and compensation committees under the rules of the SEC. The Independent Directors shall be selected as follows: (i) the Plan Proponent or a representative of the Plan Proponent, as the case may be, shall designate one (1) Independent Director; (ii) the Commitment Parties may, together, select one (1) Independent Director; and (iii) a selection committee comprising the chief executive officer of PEC and the Commitment Parties (collectively, the “Selection Committee”); provided that any existing members of the board of directors of PEC who wishes to stand for the New Board shall be interviewed and evaluated by such search firm. Reorganized PEC shall acknowledge that (A) none of the Commitment Parties shall be an “affiliate” (as defined in Rule 144(a)(1) of the Securities Act) of Reorganized PEC solely on the basis of the right described in clauses (ii) or (iii) of the immediately preceding sentence.

The boards of directors for the direct and indirect subsidiaries of Reorganized PEC shall be identified in the supplement to the Plan.

Reorganized PEC will continue to be a reporting company with the SEC following the Effective Date.

Long Term Incentive Plan

The terms and conditions of the long-term incentive plan (the “LTIP”) for management and employees shall be as forth on Exhibit 4 hereto, including the amount of Reorganized PEC Common Stock to be reserved for the LTIP (the “LTIP Shares”). The number of LTIP Shares reserved for the LTIP will be set forth in the Plan, and the apportionment of LTIP Shares that will be granted to LTIP participants on the Effective Date shall be determined by the compensation committee of the board of directors of PEC.

For the avoidance of doubt, (a) any issuance, transfer, or acquisition of common stock, preferred stock, or other securities upon the Effective Date pursuant to the Plan or in connection with the Restructuring, including, but not limited to, any purchase of shares by any party or parties pursuant to the Rights Offering, (b) entry into any agreement, including the Backstop Commitment Agreement in connection with such proposed issuance, transfer, or acquisition, and (c) revesting of assets in Reorganized PEC as of the Effective Date pursuant to the Plan, shall not, and shall not be deemed to, result in a “Change in Control” under the LTIP.

Executory Contracts, Unexpired Leases and Employee Benefit Obligations	All executory contracts and unexpired leases not expressly listed for assumption on an exhibit to the Plan or previously assumed or rejected by order of the Bankruptcy Court shall be deemed rejected as of the Effective Date.

The Debtors shall assume all of their existing pension plans (other than the SERP, the Gold Fields PEP and a portion of the SERA), collective bargaining agreements, severance plans, SERA (as modified) and other employee and retiree benefits plans (as the same may be modified or amended in accordance with their terms and applicable law).

Any contract or lease assumed on the Effective Date shall be deemed amended and modified to provide that the confirmation and consummation of the Plan shall not trigger any “change of control” provisions in such contract or lease.

Ongoing Environmental and Reclamation Obligations	The Plan shall provide that the Reorganized Debtors (other than the Reorganized Gold Fields Debtors or any claims relating to the Gold Fields Debtors’ assets or liabilities), as owners, lessees, permittees or operators of real property or a mining operation after the Effective Date, shall continue to operate in accordance with all applicable laws, rules and regulations, including all applicable environmental laws.

Restructuring Transactions	The Plan shall provide for the implementation of a series of restructuring transactions that are necessary or appropriate, in the Plan Proponents’ judgment, to streamline and simplify their overall corporate structure.

Means of Implementation	The Plan shall contain standard means of implementation, including provisions for the continued corporate existence of the Reorganized Debtors (subject to any restructuring transactions), the cancellation of certain prepetition debt and related agreements, the cancellation of prepetition equity interests in PEC, the issuance of the Reorganized PEC Common Stock, the effectuation of the Rights Offering and the issuance of Equity Rights, Reorganized PEC Common Stock, Cash Pay A Warrants, Cash Pay B Warrants and Backstop Penny Warrants in connection therewith (including pursuant to the Backstop Commitments), the revesting of the Debtors’ assets in the Reorganized Debtors and the creation of appropriate reserves for the distributions contemplated under the Plan.

Releases	The Plan shall provide customary release provisions for the benefit of the Debtors and their Representatives to the maximum extent permitted by applicable law.[31]

The Plan shall include (a) a release by the Debtors and their Representatives of the Released Parties (as defined below) with respect to matters related to the Chapter 11 Cases and (b) a third party release with respect to matters related to the Chapter 11 Cases which shall be binding on creditors that vote in favor of the Plan or are deemed to accept the Plan for the benefit of: (i) the Committee and its members, in their capacity as such; (ii) Citibank, in its capacity as agent under the DIP Facility and First Lien Agent; (iii) the lenders under the DIP Facility and the First Lien Lenders; and (iv) the Commitment Parties, in their capacity as such and in their capacity as First Lien Lenders, holders of Second Lien Notes and holders of Unsecured Senior Notes, and each of their respective Representatives, in their capacity as such (collectively, the “Released Parties”).

Exculpation	The Plan shall provide customary exculpation provisions, which shall include a full exculpation from liability in favor of the Debtors and their Representatives, solely in their capacity as such, and the Released Parties, to the fullest extent permitted by applicable law, from any and all Claims and causes of action arising before the Effective Date, including, without limitation, any and all Claims and causes of action in connection with, relating to or arising out of the

[31]	“Representatives” shall mean any successor, predecessor, assign, subsidiary, affiliate, officer, director, member of a limited liability company, employee, partner, limited partner, general partner, management company, investment manager, shareholder of a Cayman Islands exempted company, agent, attorney, advisor, investment banker, financial advisor, accountant, actuary, consultant or other professional, in each case in such capacity, serving on or after the Petition Date.

Chapter 11 Cases, the restructuring of the Debtors, the formulation, negotiation, preparation, dissemination, implementation, administration, solicitation, confirmation or consummation of this term sheet, the Plan, the Disclosure Statement, the settlements set forth herein and to be embodied in the Plan or any contract, instrument, release or other agreement or document created or entered into in connection therewith or in relation thereto or any act taken or omitted to be taken in connection with or relating to any of the foregoing; provided, that the foregoing shall not affect the liability of any party that otherwise would result from any act or omission to the extent that act or omission subsequently is determined in a final order to have constituted gross negligence or willful misconduct.

Fees	Subject to (a) entry of the BCA Approval Order and (b) receipt of documentation reasonably acceptable to the Debtors, the Debtors shall pay or reimburse the Commitment Parties, the Second Lien Notes Indenture Trustee and the indenture trustees for the Unsecured Senior Notes for their respective reasonable, documented out-of-pocket fees and expenses incurred after the Petition Date, including payment of the reasonable fees and expenses of legal and financial advisors, in connection with the Debtors’ Chapter 11 Cases and the Restructuring earned and accrued up until the occurrence of any Termination Event (as defined in Exhibit 5), in each case whether or not the Restructuring is ultimately consummated; provided no such fees shall be payable in the event the PSA Termination Event occurs; and provided further that upon the occurrence of any Termination Event (other than the PSA Termination Event), any and all fees and expenses accrued and unpaid as of such date (whether or not such fees and expenses have been billed or invoiced) shall be paid by the Debtors; provided, however, that the Debtors shall not be responsible for the payment of the fees and expenses relating to litigation regarding the entitlement of holders of Unsecured Subordinated Debenture Claims, PEC Interest, section 510(b) Claims to receive Cash Pay A Warrants or Cash Pay B Warrants, as applicable, as contemplated by the Plan.

The payment of the fees set forth above shall (i) be approved upon entry of an order approving the Backstop Commitment Agreement; (ii) be payable within two weeks of receipt of an invoice; and (iii) prior to the time paid, be granted administrative expense status against each Debtor on a joint and several basis pursuant to Exhibit 5 hereto.

It shall be a condition precedent to the Effective Date that all fees provided for in the Final DIP Order, including the reasonable and documented fees and expenses of the legal and financial advisors of Citibank or the First Lien Lenders (subject to and in accordance with the terms of the First Lien Credit Agreement) incurred in connection with the Chapter 11 Cases prior to the Effective Date and for which the Debtors have received invoices, shall have been paid in full by the Debtors. For the avoidance of doubt, the Debtors’ obligations with respect to the payment of fees and expense under the Final DIP Order shall not be limited or impaired by (a) the absence of the entry of the BCA, or (b) the occurrence of any Termination Event, including but not limited to the PSA Termination Event.

Commitment Parties Approval Rights	Each substantive document in connection with the Restructuring, including without limitation, the following (but excluding documents related to the Bonding Solution), shall be subject to the reasonable approval of the Requisite Commitment Parties:

• The Disclosure Statement and the motion and order to approve same;

• The Plan and any exhibits, supplements, appendices, etc. thereto;

• The credit agreement and/or indenture for the Exit Facility (if applicable);

•    The credit agreement for the Replacement Secured First Lien Term Loan (if applicable); provided that the Replacement Secured First Lien Term Loan shall be consistent with the terms set forth on Exhibit 1 hereto;

• The indenture for the New Second Lien Notes and related documentation (including, without limitation, the security and guaranty documentation and any intercreditor agreements);

• The corporate constituent documents of the Reorganized Debtors;

• The documents relating to the Rights Offering;

• The Confirmation Order;

• The motion seeking approval of the Backstop Commitment Agreement; and

• Each other substantive document in connection with the Restructuring.

In addition to the foregoing, the following material documents in connection with the Restructuring shall be in form and substance satisfactory to each Commitment Party:

• The Term Sheet;

• The Backstop Commitment Agreement; and

• The order relating to the Backstop Commitment Agreement.

• For the avoidance of doubt, and notwithstanding anything to the contrary herein, the indenture for the New Second Lien

Notes (including, without limitation, the security and guaranty documentation and any intercreditor agreements) (if applicable) shall be consistent with the terms set forth on Exhibit 2 hereto and otherwise in form and substance acceptable to each member of the Ad Hoc Group of Second Lien Noteholders in such member’s sole discretion.

•    The Plan and any exhibits, supplements, appendices, etc. thereto may not be modified in any way that adversely affects the distributions, recovery, treatment, classification, or other rights or entitlements of the Commitment Parties (either as a group or individually) without the consent of the Requisite Commitment Parties or the affected Commitment Party, as applicable).

[As to the [Requisite First Lien Lenders][32]:

•    If applicable, the credit agreement for the Replacement Secured First Lien Term Loan and related documentation (including, without limitation, the security and guaranty documentation and any intercreditor agreements) shall be consistent with the terms set forth on Exhibit 1 hereto and otherwise in form and substance satisfactory to the Requisite First Lien Lenders in their sole discretion;

•    the PSA, this Term Sheet and the provisions of any order approving the same shall be in form and substance satisfactory to the Requisite First Lien Lenders;

•    the indenture for the New Second Lien Notes (if applicable), the credit agreement and/or indenture for the Exit Facility and order relating thereto (if applicable), the Plan, the Disclosure Statement, the Disclosure Statement Order and the Confirmation Order (but excluding documents related to the Bonding Solution) and any changes to the Breakup Administrative Claim Treatment shall be in form and substance reasonably acceptable to the Requisite First Lien Lenders; provided, however, that no such consents and approvals shall be required with respect to the indenture for the New Second Lien Notes and related documentation (if applicable), which indenture and related documentation shall be, as applicable, consistent with the terms set forth on Exhibit 2 hereto and otherwise in form and substance reasonably satisfactory to the Requisite First Lien Lenders; and

•    each other substantive document in connection with the Restructuring (but excluding documents related to the Bonding Solution), shall be in form and substance reasonably acceptable to the Requisite First Lien Lenders, solely to the

[32]	Note to Draft: To be defined.

extent that a proposed term, action, modification, amendment, supplement or waiver adversely affects the First Lien Agent, the First Lien Lenders, the First Lien Lender Claims or the terms of the Replacement Secured First Lien Term Loan.][33]

Conditions to Confirmation	The conditions precedent to confirmation of the Plan (the “Conditions to Confirmation”) shall be customary for a reorganization of this size and type, including, without limitation, the following:

•    The Bankruptcy Court shall have entered an order, in form and substance acceptable to the Plan Proponent and subject to the reasonable approval of the Requisite Commitment Parties as set forth herein, approving the adequacy of the Disclosure Statement.

•    All exhibits and other documents necessary for the implementation of the Plan and any related transactions shall be in form and substance acceptable to the Plan Proponent and subject to the reasonable approval of the Requisite Commitment Parties (except for those documents that should be in form and substance satisfactory to each Commitment Party, as set forth above); provided, however, that the Requisite Commitment Parties shall not have any approval rights regarding exhibits and documents relating to the Bonding Solution.

• The Bankruptcy Court shall have entered the Confirmation Order in form and substance acceptable to the Plan Proponent and subject to the reasonable approval of the Requisite Commitment Parties.

• The Backstop Commitment Agreement shall not have been terminated.

Each of the foregoing may be waived by the Plan Proponent, subject to the approval rights of the Requisite Commitment Parties set forth above.

Conditions to the Effective Date	The conditions precedent to the occurrence of the Effective Date of the Plan shall be customary for a reorganization of this size and type, and shall include, without limitation, the Conditions to Confirmation set forth in this Term Sheet and the following:

• All documents and agreements necessary to consummate the Plan shall have been effected or executed;

•    If applicable, the conditions to closing of the Exit Facility shall have occurred or will occur on the Effective Date and the Debtors or Reorganized Debtors, as applicable, shall have received (or will receive in connection with the consummation of the Plan) the amounts required to be funded thereunder.

[33]	Note to Draft: To be defined.

• If applicable, the conditions to issuing the Replacement Secured First Lien Term Loan as set forth in Exhibit 1 shall have occurred or will occur on the Effective Date.

•    The conditions to consummating the Rights Offering shall have been satisfied or waived by the parties thereto, and the Reorganized Debtors shall have received (or will receive simultaneously with the consummation of the Plan) the amounts required to be funded thereunder in the aggregate gross amount of not less than $1.770 billion;

•    The MEPP Claim shall be resolved in a manner satisfactory to the Plan Proponent, subject to the reasonable approval of the Requisite Commitment Parties if for an amount above the amounts held in reserve by the Debtors for such claim;

•    The Debtors shall have received all authorizations, consents, legal and regulatory approvals, rulings, letters, no-action letters, opinions, or documents that are necessary to implement and consummate the Plan and that are required by law, regulation, or order and any and all steps necessary to consummate the Restructuring in any applicable jurisdictions other than the United States have been effectuated;

• The Debtors shall have obtained a Bonding Solution to cover all of their self-bonded reclamation obligations in accordance with applicable laws and regulations; and

• Any waiting period applicable to the Restructuring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or similar law or statute shall have been terminated or shall have expired;

• The Backstop Commitment Agreement shall not have been terminated.

•    The Plan and all exhibits to the Plan shall not have been materially amended, altered or modified from the Plan as confirmed by the Confirmation Order, unless such material amendment, alteration or modification are made in accordance with the applicable provisions of the Plan.

Each of the foregoing may be waived by the Debtors, subject to the approval of the Commitment Parties; provided, however, that for the avoidance of doubt, the Effective Date condition relating to the Bonding Solution shall be waivable solely by the Debtors.

Exhibit 1 to Plan Term Sheet

Peabody Energy Corporation

Summary of Principal Terms – Replacement Secured First Lien Term Loan

This summary of principal terms (this “Replacement 1L Term Loan Term Sheet”) sets forth certain of the principal terms for the Replacement Secured First Lien Term Loan referred to in that certain Peabody Energy Corporation Plan Term Sheet, dated as of December 22, 2016 (together with the exhibits and other attachments thereto, the “Plan Term Sheet”). Capitalized terms used and not otherwise defined in this Replacement 1L Term Loan Term Sheet have the meanings assigned thereto in the Plan Term Sheet. This Replacement 1L Term Loan Term Sheet shall be subject to the disclaimers and other provisions of the Plan Term Sheet, as if more fully set forth herein. Matters not covered by the provisions hereof and of the Plan Term Sheet (including, without limitation, the terms of any security and guaranty documentation and any intercreditor agreements) are subject to mutual approval and agreement of the Borrower and the Effective Date Lenders referred to herein. All references to the Plan Term Sheet and any exhibits thereto refer to the Plan Term Sheet in effect as of December 22, 2016 and exclude any amendments thereto, absent the written agreement of the Required First Lien Lenders.

Borrower:	Peabody Energy Corporation, a reorganized Delaware corporation (the “Company” or the “Borrower”).

Guarantors:	Each of the Borrower’s direct and indirect domestic subsidiaries (which shall exclude any domestic subsidiary of any foreign subsidiary), whether now owned or hereafter formed or acquired, subject to certain exceptions to be agreed (together with the Borrower, the “Loan Parties”). Notwithstanding the foregoing, but subject to the last sentence of this paragraph, the Guarantors shall not include (i) P&L Receivables Company LLC. Sterling Centennial Missouri Insurance Corp., Peabody IC Funding Corp. and Peabody IC Holdings LLC. or future permitted securitization and captive insurance entities. (ii) Peabody Holdings (Gibraltar) Limited, any future domestic subsidiary of any foreign subsidiary, and any domestic subsidiary formed or acquired on or after the Effective Date substantially all of the assets of which consist of the equity interests of foreign subsidiaries (a “FSHCO”) to the extent the inclusion of any FSHCO would cause adverse tax consequences to the Loan Parties; provided that any such FSHCO may only be excluded pursuant to this clause (ii) so long as such subsidiary (x) does not conduct any substantial business or activities other than direct or indirect ownership of equity interests in or debt owed by foreign subsidiaries or FSHCOs (except for immaterial assets and activities reasonably related or ancillary thereto) and (y) does not incur, and is not otherwise liable for, any material indebtedness or other material liabilities (other than intercompany indebtedness permitted pursuant to the First Lien Debt), and provided further that any subsidiary, whether now owned or hereafter formed or acquired, that holds equity of Peabody Holdings (Gibraltar) Limited, shall

Exhibit 1-1

be a guarantor, and (iii) unrestricted subsidiaries. Notwithstanding the foregoing, if there is a change in law after the Effective Date that would permit foreign subsidiaries. FSHCOs, and any domestic subsidiaries of a foreign subsidiary or FHSCO to be guarantors without causing any adverse tax consequences to the Borrower, the Borrower shall cause each foreign subsidiary. FSHCO, and any domestic subsidiary of a foreign subsidiary or FSHCO to become a guarantor (other than, in each case, unrestricted subsidiaries) to the extent that joining such entity as a guarantor would not cause an adverse tax consequence to the Borrower.

As of the Effective Date, the Guarantors shall include, among others, each of the Company’s existing direct and indirect subsidiaries that guaranteed the obligations under the DIP Facility Credit Agreement (including Peabody Global Funding, LLC (f/k/a Global Center for Energy and Human Development, LLC)) and/or the prepetition Second Lien Notes.

Subsidiaries of the Company designated as “unrestricted subsidiaries” as of the Effective Date are to be mutually agreed. The designation of additional unrestricted subsidiaries after the Effective Date shall be subject to (a) the absence of a default, and (b) other conditions and limitations to be agreed. Notwithstanding the foregoing, none of Peabody Investments Corporation, Peabody IC Funding Corp., Peabody Holdings (Gibraltar) Limited, Peabody Investments (Gibraltar) Limited or Peabody Global Funding, LLC shall be designated as unrestricted subsidiaries.

Administrative Agent:	An affiliate of Citibank, N.A. shall act as administrative agent in respect of the Replacement Secured First Lien Term Loan (the “Administrative Agent”).

Effective Date Lenders:	Each holder of a Secured First Lien Lender Claim.

Principal Amount:	Up to $1.5 billion, provided that the maximum principal amount of the Replacement Secured First Lien Term Loan shall be reduced, on a dollar-for-dollar basis, by (1) the principal amount of the Exit Facility on the Effective Date (as defined below), net of any upfront fees associated therewith that are netted from the amount funded on the Effective Date, (2) cash and cash equivalents of the Company and its subsidiaries (excluding such amounts constituting restricted cash of the Company and its subsidiaries in accordance with GAAP, “Unrestricted Cash”) as of the Effective Date after giving effect to the transactions contemplated by the Plan Term Sheet and accounting for all cash payments required to be made in connection with confirmation of the Plan (including payment of all Administrative Expense Claims and Priority Tax Claims) in accordance with the terms of the PSA (the “PSA Transactions”) in excess of $800 million and (3) the amount of any aggregate net proceeds from the Rights Offering (or any similar transaction agreed to pursuant to the PSA) (any such transaction, an “Equity Offering”) in excess of $1.770 billion.

Exhibit 1-2

Closing Date:	The Effective Date.

Maturity Date:	Five (5) years after the Effective Date.

Interest Rate:	LIBOR Rate (subject to a LIBOR floor of 1.0%) + 900 bps (the “Margin”), payable quarterly in arrears in cash (and with typical LIBOR interest period mechanism). Notwithstanding the foregoing, the Margin shall be increased (by up to but no more than 175bps) on a bp-for-bp basis, based on the greater of the increase in yield for (i) the Bloomberg BVAL U.S. Corporate B+/B/B- BVAL 5 Year Yield Curve and (ii) the Bank of American Merrill Lynch U.S. Metals & Mining High Yield Index, in each case, measured for the ten trading day period ending on December 22, 2016 as compared to the ten trading day period ending on the day prior to the Effective Date; provided further, that any decrease in such yield will not result in a decrease in the Margin or LIBOR floor.

Additional PIK Interest:	Beginning on the 6-month anniversary of the Effective Date, additional PIK interest of 100bps per annum shall accrue on a quarterly basis (including on capitalized PIK interest), if either (a) the Replacement Secured First Lien Term Loan has not received a facility credit rating from S&P, Moody’s or Fitch or (b) the facility credit rating assigned to the Replacement Secured First Lien Term Loan is below B- by S&P or Fitch or below B3 by Moody’s.

Beginning on the 12-month anniversary of the Effective Date, either (a) additional PIK interest of 200bps per annum, accruing on a quarterly basis, shall accrue (including on capitalized PIK interest) if the aggregate principal amount of funded indebtedness of the Company secured by first priority liens (excluding the ABL Facilities (defined below), capital leases and other purchase money financings) (“First Lien Debt”) of the Borrower exceeds $1.125 billion or (b) additional PIK interest of 100bps per annum, accruing on a quarterly basis, shall accrue (including on capitalized PIK interest) if the aggregate First Lien Debt obligations of the Borrower are greater than $750 million and less than or equal to $1.125 billion, provided that, for purposes of calculating the amount of the aggregate First Lien Debt obligations of the Borrower, the First Lien Debt obligations shall be deemed to be increased by the amount by which Unrestricted Cash is less than $800 million.

Default Rate:	2% per annum (additive to “Interest Rate” above). The Default Rate shall be imposed automatically on any Event of Default resulting from the failure of the Borrower to pay any scheduled principal installment when due or any scheduled interest payment within five days of the date due or any Event of Default resulting from the insolvency or bankruptcy of the Borrower, and may be imposed upon the written election of the holders of a majority of the outstanding principal amount of the Replacement Secured First Lien Term Loan while any other Event of Default is continuing.

Exhibit 1-3

Amortization:	The principal amount of the Replacement First Lien Term Loan shall be repayable in quarterly installments equal to 0.75% of the original principal amount of the Replacement First Lien Term Loan as of the Effective Date.

Collateral:	The Replacement First Lien Term Loan shall be secured by a security interest on substantially all of the existing and after-acquired assets of the Borrowers and Guarantors (including, without limitation, liens on current assets, equipment, intellectual property, material real property (subject to thresholds to be agreed), leaseholds in real property (on a commercially reasonable efforts basis), licenses and a pledge of 100% of equity interest of Peabody IC Funding Corp and other domestic subsidiaries and, subject to the last sentence of this paragraph, a pledge limited to 65% of the equity interests in first tier foreign subsidiaries and FSHCOs formed or acquired on or after the Effective Date (to the extent the pledge of such FSHCO would result in an adverse tax consequences), subject to customary carve-outs) and a pledge limited to 65% of the equity interests in Peabody Investments (Gibraltar) Limited, which liens shall in each case be first in priority with respect to assets other than “ABL Priority Collateral” (to be limited to accounts receivables, cash other than identifiable proceeds of non-ABL Priority Collateral and inventory) and second in priority with respect to all ABL Priority Collateral. Notwithstanding the foregoing, but subject to the last sentence of this paragraph, none of the equity interests in Peabody Holdings (Gibraltar) Limited, and none of the equity interests in any domestic subsidiary of a foreign subsidiary or in any subsidiary, whether now owned or hereafter formed or acquired, substantially all the assets of which consist of equity of Peabody Holdings (Gibraltar) Limited, shall be pledged. Notwithstanding the forgoing, if there is a change in law after the Effective Date that in each case, without causing any adverse tax consequences, would permit the Borrower (a) to pledge 100% of any foreign subsidiary, any FSHCO, or any domestic subsidiary of a foreign subsidiary or FSHCO (including, without limitation, Peabody Investments (Gibraltar) Limited and Peabody Holdings (Gibraltar) Limited)), the Borrower shall or shall cause the 100% of equity interests of each such foreign subsidiary, FSHCO, or any domestic subsidiary of a foreign subsidiary or FSHCO to be pledged hereunder to the extent that doing so would not cause an adverse tax consequence to the Borrower, or (b) if requested by the lenders, to cause the relevant entities described in this sentence to pledge their operating assets, the Borrower shall cause such entities to pledge their operating assets to the extent that doing so would not cause an adverse tax consequence to the Borrower.

Exhibit 1-4

The Loan Parties shall, not later than the date that is 90 days following the Closing Date (or such later date as the Administrative Agent shall agree in its discretion), cause all deposit accounts and securities accounts of the Loan Parties, subject to customary exceptions to be agreed, to be subject to control agreements for the benefit of the Lenders satisfactory to the Administrative Agent in its reasonable discretion.

The liens securing the Replacement First Lien Term Loan shall not be subject to any “principal property cap” or similar cap limiting either the amount of debt subject to such liens or the amount or value of asset subject to such liens from time to time.

The liens securing the Replacement First Lien Term Loan shall, if applicable, be subject to an intercreditor agreement (the “Intercreditor Agreement”) between the collateral trustee for the New Second Lien Notes referred to in the Plan Term Sheet and the collateral agent for the Replacement First Lien Term Loan. The terms of the Intercreditor Agreement in no event shall be less favorable in any material respect to the holders of the Replacement Secured First Lien Term Loan than the terms of the existing intercreditor agreement governing the relative rights of the lenders under the prepetition First Lien Credit Agreement and the holders of the prepetition Second Lien Notes referred to in the Plan Term Sheet (subject to appropriate modifications to reflect that the liens governed thereby are not subject to any “principal property cap” or similar cap). Pursuant to the Plan, such existing intercreditor agreement shall be terminated in full on the Effective Date.

Commitment Fee:	None

Funding Fee:	A fee equal to 4.0% of the original principal amount of the Replacement Secured First Lien Term Loan on the Effective Date shall be payable in cash or equity at Plan equity value, at the option of the Debtors, on the Effective Date.

Voluntary Prepayments:	The Borrower may repay the Replacement Secured First Lien Term Loan at any time and from time to time in whole or in part without premium or penalty, upon written notice, at the option of the Borrower.

Mandatory Prepayments:	Mandatory prepayments (at par) shall be required, without duplication, in an amount equal to:

(i) (a) 100% of the net cash proceeds of non-ordinary course sales or dispositions of assets by the Borrower or any restricted subsidiary subject to thresholds and exceptions to be agreed, but not subject to reinvestment rights; provided that, in the case of any such sale or disposition of assets constituting ABL Priority Collateral, the amount of such prepayment will be reduced on a dollar-for-dollar basis by the amount of any repayments of outstanding borrowings or the amount required to cash collateralize letters of credit under the applicable ABL Facility, as

Exhibit 1-5

a result of such sale or disposition, to be made by the Borrower pursuant to the terms of such ABL Facility; provided, further, that prepayments described in this subclause (i)(a) shall not be required to the extent (but only to the extent) proceeds are generated or received by any foreign subsidiary and repatriation of such proceeds would be prohibited by law, limited by fiduciary duties, or would reasonably be expected to result in any material adverse tax or other Liabilities (it being understood and agreed that (x) the Borrower and its subsidiaries shall be required to use commercially reasonable efforts to take all actions available under applicable law to permit the repatriation of the relevant amounts. (y) if the applicable barrier to repatriation shall cease to exist within 18 months following the date on which such prepayment would otherwise be required to be made, the Borrower or the applicable subsidiary shall repatriate the relevant amounts to the Borrower for application to the Replacement Secured First Lien Term Loan as required above promptly following the date on which the relevant circumstance shall have ceased to exist and (z) the utilization of available net operating losses or other tax attributes or credits shall not constitute a material adverse tax or other liability); and

(b) 100% of the net cash proceeds from the sale of Metropolitan Collieries Pty Ltd (to the extent such sale is consummated after the Effective Date) to the extent that, after any such prepayment under this subclause (i)(b), the Borrower and its subsidiaries shall have Unrestricted Cash of at least $800 million;

(ii) (a) prior to the later of (X) the 12-month anniversary of the Effective Date and (Y) the time at which at least $425 million of the outstanding principal amount of the Replacement Secured First Lien Term Loan has been repaid, the lesser of (1) the amount of Unrestricted Cash in excess of $800 million and (2) 75% of Excess Cash Flow (to be defined in a manner to be agreed, but will be calculated after giving effect to customary adjustments to be agreed for mandatory prepayments of indebtedness), in each case paid quarterly (to be paid on the 10th business day after the filing of the Borrower’s report on Form 10-Q or 10-K, as applicable, or such date that the Borrower is required to have filed its reports on Form 10-Q or 10-K, as applicable (or, if the Borrower shall not be required to file such reports, such date that the Borrower would be required to file such reports if it were a public reporting company in accordance with the Securities Exchange Act of 1934, as amended)); and

(b) thereafter, subject to further reduction based on first lien gross leverage ratios to be agreed, (X) the lesser of the amount of Unrestricted Cash of the Borrower and its subsidiaries in excess of

Exhibit 1-6

$800 million and (Y) 50% of Excess Cash Flow (to be paid semi-annually on the 10th business day after the filing of the Borrower’s reports on Form 10-Q for each of the first and third quarter of a fiscal year or such date that the Borrower is required to have filed such forms (or, if the Borrower shall not be required to file such reports, such date that the Borrower would be required to file such reports if it were a public reporting company in accordance with the Securities Exchange Act of 1934, as amended) (the prepayments described in section (ii) hereof, the “Cash Flow Sweep”); and

(iii) 100% of the permanent reduction in the principal balance of the Loan Agreement, dated as of April 11, 2012, among Peabody Investment Corp., as lender, and Peabody Energy Australia Pty Ltd, as borrower (the “Intercompany Note”) as of the Effective Date in excess of the sum of (A) an amount equal to the Excess Cash Flow generated by non-domestic subsidiaries of the Borrower on and after the Effective Date, (B) an amount equal to the amount of mandatory prepayments made on account of net cash proceeds from asset dispositions made by any non-domestic subsidiaries on and after the Effective Date and (C) an amount to be agreed.

“Excess Cash Flow” repayments will be reduced by the amount of any voluntary prepayments of the Replacement Secured First Lien Term Loan.

Conditions to Closing:	Customary conditions to be agreed, including, without limitation: (i) Minimum Unrestricted Cash of $600 million after giving effect to the PSA Transactions on the Effective Date;

(ii) Maximum funded indebtedness of the Borrower and its subsidiaries after giving effect to the PSA Transactions, excluding borrowings under the ABL Facilities, capital leases and similar purchase money financings, as of the Effective Date of $1.95 billion (of which no more than $1.5 billion may be first lien debt) plus, to the extent the Effective Date is after April 3, 2017, the amount of any Incremental New Second Lien Notes;

(iii) The Debtors shall have consummated the Rights Offering and received at least $1.77 billion in gross proceeds therefrom;

(iv) The Debtors shall have attempted, on a best efforts basis, to obtain commitments for the full amount of the Exit Facility, the terms of which are no less favorable to the Debtors, when taken as a whole, than the terms provided for in this Replacement 1L Term Loan Term Sheet as determined by the Debtors in their reasonable business judgment;

(v) All Milestones set forth in the PSA shall have been satisfied (or waived) on the terms set forth therein; and

Exhibit 1-7

(vi) No Unrestricted Cash and none of the proceeds from any Equity Offering shall be applied, or shall have been applied, to reduce the size of the Rights Offering, repay or reduce the principal amount of the New Second Lien Notes or otherwise repay or satisfy any claims that are junior to the Secured First Lien Lender Claims except as expressly provided pursuant the PSA.

Representations and Warranties:	Usual and customary representations and warranties for facilities of this type.

Affirmative Covenants:	Usual and customary affirmative covenants for facilities of this type, including, without limitation, (i) a covenant to use commercially reasonable efforts to obtain a rating on the Replacement Secured First Lien Term Loan from S&P, Moody’s or Fitch within 6 months of the Effective Date, (ii) preservation of existence, (iii) payment of liabilities, including taxes, (iv) maintenance of insurance, (v) maintenance of properties and leases, (vi) visitation rights, (vii) keeping of records and books of accounts, (viii) compliance with laws; sanctions, (iv) collateral; further assurances, (x) subordination of intercompany loans, (xi) reporting requirements, including delivery of financial statements and compliance certificates, (xii) post-closing covenants and (xiii) creation or ownership of certain subsidiaries, partnerships and joint ventures.

Negative Covenants:	Usual and customary negative covenants for facilities of this type, including, without limitation, restrictions on

(a) indebtedness, including limitations on:

(1) debt at non-guarantor subsidiaries of the Company;

(2) other debt incurrence, liens and guaranties subject to carve-outs TBD, including (i) unsecured debt baskets based on satisfaction of both a total leverage ratio and fixed charge coverage ratio (each to be agreed); (ii) $180 million in New Second Lien Notes, plus any Incremental New Second Lien Notes, plus any accrued and capitalized interest (and refinancing thereof); (iii) one or more or a combination of A/R receivables or securitization facilities and/or ABL facilities in a maximum amount of up to $250 million and secured by a first lien on accounts receivable and inventory (the “ABL Facilities”), it being understood that there may be domestic ABL Facilities and Australian ABL Facilities; and (iv) cash management and hedging obligations baskets secured on a pari passu basis (subject to a $300 million cap) with the First Lien Debt;

(b) repayment or repurchase of subordinated indebtedness, indebtedness secured on a junior lien basis to the Replacement Secured First Lien Term Loan (including the New Second Lien Notes) and unsecured indebtedness, subject to a carve-out for the Borrower’s share of Excess Cash Flow for any fiscal period up to $50 million principal amount in the aggregate per year (plus accrued and unpaid interest on the principal amount of such

Exhibit 1-8

indebtedness so repaid or repurchased), with no roll-over rights, provided that such repayments or repurchases are only permitted if Unrestricted Cash exceeds $800 million immediately after giving effect to the most recent Cash Flow Sweep and pro forma for such repayments or repurchases (it being understood and agreed that the foregoing shall not apply to restrict the cash payment of any regularly scheduled interest in respect of any New Second Lien Notes in accordance with the terms described in the section captioned “Interest” in Exhibit 2 to the Plan Term Sheet or repayments due at scheduled maturity);

(c) liquidations, mergers, consolidations, acquisitions;

(d) disposition of assets or subsidiaries, including the equity interests of subsidiaries;

(e) affiliate transactions;

(f) investments (including acquisitions);

(g) dividends, distributions or similar transfers on (and redemptions and purchases of) equity interests, including:

(1) no cash payments shall be permitted on account of any common or preferred equity of the Company (other than permitted tax distributions); and

(2) no cash payments on account of any principal, interest or premium of junior indebtedness (including indebtedness secured on a junior lien basis to the Replacement Secured First Lien Term Loan and unsecured indebtedness) apart from contractual interest payments, repayments due at scheduled maturity and payments permitted under clause (b) above;

(h) fundamental changes (including dispositions of all or substantially all assets);

(i) transactions with respect to bonding subsidiaries;

(j) hedging transactions;

(k) entering into burdensome agreements, including agreements that restrict distributions by or from the Company’s subsidiaries (including, for the avoidance of doubt, payments of principal, interest and other amounts in respect of the Intercompany Note or other intercompany indebtedness), and the granting of negative pledges;

(l) continuation of or change in business;

(m) changes in accounting practices or fiscal year;

(n) amendments/modification to organization documents or material agreements;

(o) issuance of preferred stock;

(p) use of proceeds in violation of margin regulations; and

Exhibit 1-9

(q) restrictions on activities of the subsidiaries that directly hold equity interests in Peabody Holdings (Gibraltar) Limited consistent with standard limitations on activities of special purpose vehicles, including incurrence and guarantees1 of indebtedness, pledges of assets, bankruptcy remoteness, amendments to organizational documents, ownership of assets and conduct of business other than activities incidental to the ownership of equity interests in Peabody Holdings (Gibraltar) Limited; and

(r) amendments, waivers or consents in respect of the Intercompany Note and other intercompany loans owed to any Loan Party from time to time or that are outstanding from time to time from the on-lending of proceeds of investments by any Loan Party in subsidiaries that are not Loan Parties (subject to exceptions and materiality thresholds to be agreed, in each case that would reduce the aggregate amount of principal or interest required to be paid thereunder or otherwise extend the date for the making of any required payments principal or interest thereunder, in each case without the prior written consent of the holders of a majority of the outstanding principal amount of the Replacement Secured First Lien Term Loan. Notwithstanding anything to the contrary in the Plan Term Sheet, any reinstatement, offset, cancellation, extinguishment, elimination and/or other settlement (including by way of capital contribution) of the Intercompany Note on the Effective Date shall be subject to the approval of the Requisite First Lien Lenders (as defined in the Plan Term Sheet).

The covenants under the Replacement Secured First Lien Term Loan shall be at least as restrictive as the covenants under the New Second Lien Notes.

Financial Covenants	Maximum Gross Leverage Ratio, measured quarterly and Maximum Capital Expenditures, measured annually; provided that unused capital expenditures may be carried forward to the immediately succeeding fiscal year (and any amounts so carried forward shall be deemed to have been used last in any fiscal year).

Events of Default	Usual and customary for facilities of this type.

Governing Law	New York.

[1]	Any unsecured guaranty by any such FSHCO of New Second Lien Notes will be subordinated in right of payment to Permitted First Lien Indebtedness on terms acceptable to the Requisite First Lien Lenders.

Exhibit 1-10

Exhibit 2 to Plan Term Sheet

Peabody Energy Corporation

Summary of Principal Terms – New Second Lien Notes

This summary of principal terms (this “New 2L Notes Term Sheet”) sets forth certain of the principal terms for the New Second Lien Notes referred to in that certain Peabody Energy Corporation Plan Term Sheet, dated as of December 22, 2016 (together with the exhibits and other attachments thereto, the “Plan Term Sheet”). Capitalized terms used and not otherwise defined in this New 2L Notes Term Sheet have the meanings assigned thereto in the Plan Term Sheet. This New 2L Notes Term Sheet shall be subject to the disclaimers and other provisions of the Plan Term Sheet, as if more fully set forth herein. For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Indenture referred to below and related documents (including, without limitation, the terms of any security and guaranty documentation and any intercreditor agreements) shall be consistent with the terms and conditions set forth in this New 2L Notes Term Sheet and otherwise in form and substance satisfactory to each member of the Ad Hoc Group of Second Lien Noteholders in such member’s sole discretion. All references to the Plan Term Sheet and any exhibits thereto refer to the Plan Term Sheet in effect as of December 22, 2016 and exclude any amendments thereto, absent the written agreement of the Requisite Consenting Noteholders.

Issuer	Peabody Energy Corporation, a reorganized Delaware corporation (the “Company”).

Notes Offered	New Second Lien Notes (the “Notes”; the holders of the Notes, the “Holders,” and the indenture governing the Notes, the “Indenture”) in an aggregate principal amount of $180.0 million (plus, if applicable, the principal face amount of any Incremental New Second Lien Notes); provided that the amount of Notes issued on the Effective Date shall be subject to adjustment in connection with cash consideration and/or Additional First Lien Debt distributed to the holders of Second Lien Notes Claims as further described in Part III of the Plan Term Sheet under the section captioned “Classified Claims – Second Lien Notes Claims”. The Notes are to be issued on, and as a condition to, the Effective Date (unless cash and/or Additional First Lien Debt in the aggregate amount of $180 million (plus, if applicable, cash and/or Incremental Additional First Lien Debt distributed on account of Incremental Second Lien Notes Claims) is distributed to the holders of Second Lien Notes Claims in lieu of Notes as further described in Part III of the Plan Term Sheet under the section captioned “Classified Claims – Second Lien Notes Claims”).

Exhibit 2-1

Second Lien Debt Adjustment	Notwithstanding anything herein to the contrary, to the extent there is a First Lien Full Cash Recovery, the aggregate principal amount of the Additional First Lien Debt and the Notes, as appropriate, permitted to be issued or incurred on the Effective Date shall be reduced, on a dollar-for-dollar basis, by the amount by which Unrestricted Cash (as defined below) as of the Effective Date (after giving effect to the transactions contemplated by the Plan Term Sheet and accounting for all cash payments required to be made in connection with confirmation of the Plan (including payment of all Administrative Expense Claims and Priority Tax Claims) in accordance with the terms of the PSA) exceeds $800 million ( the “Second Lien Debt Adjustment”). “Unrestricted Cash” means cash and cash equivalents of the Company and its subsidiaries (excluding such amounts constituting restricted cash of the Company and its subsidiaries in accordance with GAAP).

Maturity Date	Six (6) years after the Effective Date; provided that, in the event the latest stated maturity of the Permitted First Lien Indebtedness (as defined below) (as in effect on the Effective Date) is six (6) years or longer after the Effective Date, then the maturity of the Notes shall be the 91st day after such latest stated maturity (as in effect on the Effective Date); provided, further, that in no event shall the maturity of the Notes be later than the 91st day after the seventh (7th) anniversary of the Effective Date.

Interest	The Notes will bear interest at a per annum rate equal to 3-month LIBOR, plus an applicable margin equal to 300 basis points over the highest all-in yield (calculated and otherwise determined as described below) of any Permitted First Lien Indebtedness outstanding on the Effective Date (disregarding the ABL Facilities (as defined below) for this purpose) (such Permitted First Lien Indebtedness with the highest all-in yield, the “1L Reference Debt”). LIBOR shall be subject to an interest rate floor equal to 1.00% (subject to adjustment as described below). Interest on the Notes shall be payable quarterly in arrears in cash; provided that any applicable portion of interest expressly contemplated below to be payable in kind shall be capitalized on a quarterly basis.

The all-in yield of Permitted First Lien Indebtedness for purposes of identifying the 1L Reference Debt and determining the applicable margin on the Notes shall be determined as follows:

• If more than one series or class of Permitted First Lien Indebtedness is outstanding on the Effective Date, the 1L Reference Debt shall be such debt with the highest all-in yield.

•    With respect to any such Permitted First Lien Indebtedness bearing interest at a rate based on LIBOR, the LIBOR component of such debt shall not be included in the calculation of the all-in yield for such debt; provided that, if such debt is the 1L Reference Debt and

Exhibit 2-2

has a LIBOR floor greater than the LIBOR floor applicable to the Notes, then the LIBOR floor (but not the applicable margin) applicable to the Notes shall be increased to the extent of such differential between LIBOR floors.

• With respect to any such Permitted First Lien Indebtedness bearing interest at a fixed rate, the all-in yield shall be calculated as described below, minus 1.50%.

•    To the extent any Permitted First Lien Indebtedness requires any portion of interest on such debt to be paid in kind with an increase to the principal amount of such debt at specified times during the term of such debt or upon the occurrence of certain conditions (“1L PIK Interest,” and the per annum interest rate for such 1L PIK Interest, the “PIK Rate”), then such 1L PIK Interest shall not be included in the calculation of the all-in yield for such debt; provided that, if such debt is the 1L Reference Debt, then the Notes shall bear additional interest, at the PIK Rate, which shall be paid in kind with an increase to the principal amount of the Notes, subject to the same conditions applicable to the 1L PIK Interest; provided, however, that accrual of any such paid-in-kind interest on the Notes shall not commence until the second (2nd) anniversary of the Effective Date and any such additional paid-in-kind interest shall cease to the extent the 1L Reference Debt is refinanced within 24 months of the Effective Date and such refinanced debt does not contain paid-in-kind interest provisions.

•    The all-in yield calculation for any Permitted First Lien Indebtedness (other than the Replacement Secured First Lien Term Loan (as defined below)) shall not include any commitment or similar fees that are (x) paid or payable to any underwriters or arrangers (in their respective capacities as such) of such debt and (y) not shared generally with lenders in the primary syndication of such debt (it being agreed that any OID shall not be subject to this sentence).

As used in this section, “all-in yield” means, as to any series or class of Permitted First Lien Indebtedness, the yield to maturity of such debt, whether in the form of interest rate, margin, OID, commitment fees, upfront or similar fees (including, with respect to the Replacement Secured First Lien Term Loan, the “funding fee” referred to in Exhibit 1 to the Plan Term Sheet, provided that the maximum amount of such “funding fee” included in this calculation for the Replacement Secured First Lien Term Loan shall not be more than 300 basis points) or a LIBOR or other interest rate floor (subject to the provisions above), in each case, incurred or payable by the Company generally to all lenders or initial purchasers of such debt or other financing sources (including, as applicable, the Backstop Parties and any arrangers or underwriters of such debt) providing commitments in respect of such debt; provided that

Exhibit 2-3

OID and upfront fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of incurrence of the applicable debt). “Replacement Secured First Lien Term Loan” means any replacement secured first lien debt issued to any of the holders of Secured First Lien Lender Claims as part of the treatment for such Claims or other first lien debt committed to by the Backstop Parties in connection with the treatment for such Claims.

If the holders of any Permitted First Lien Indebtedness receive any non-cash consideration, then (a) such non-cash consideration shall not be included in calculating the all-in yield of such debt and (b) the Holders of the Notes shall receive the same non-cash consideration on a proportionate basis relative to the aggregate principal amount of Notes issued on the Effective Date compared to the aggregate principal amount of the applicable tranche(s) of Permitted First Lien Indebtedness receiving such consideration.

The Indenture will contain customary “AHYDO” catch-up payment provisions applicable to debt with a term of more than five years.

Default Rate:	2% per annum (additive to the interest rate otherwise applicable to the Notes, as described above). The Default Rate shall be imposed automatically on any default under the Indenture resulting from the failure of the Company to pay any scheduled principal installment when due or any scheduled interest payment within five days of the date due or any event of default resulting from the insolvency or bankruptcy of the Company or any Guarantor (as defined below), and may be imposed upon the written election of the Holders of a majority of the outstanding principal amount of the Notes while any other event of default is continuing.

Guarantees, Collateral and Certain Intercreditor Matters	The Notes shall be jointly and severally guaranteed by (a) each of the Company’s existing or hereafter formed or acquired direct and indirect domestic subsidiaries (which shall exclude any domestic subsidiary of any foreign subsidiary), subject to certain exceptions to be agreed, and (b) each other subsidiary of the Company that, as of the Effective Date or from time to time thereafter, guarantees any Permitted First Lien Indebtedness (as defined below) or certain other debt to be agreed (such entities guarantying the Notes, collectively, the “Guarantors”; the Company collectively with the Guarantors, the “Note Parties”). Notwithstanding the foregoing, but subject to the last sentence of this paragraph, the Guarantors shall not include (i) P&L Receivables Company LLC, Sterling Centennial Missouri Insurance Corp., Peabody IC Funding Corp. and Peabody IC Holdings LLC, (ii) future permitted special purpose securitization entities and permitted captive insurance entities, (iii) unrestricted subsidiaries and (iv) Peabody Holdings (Gibraltar) Limited and any future domestic subsidiary of any foreign subsidiary and any domestic subsidiary formed or acquired on or after the

Exhibit 2-4

Effective Date substantially all of the assets of which consist of the equity interests of foreign subsidiaries (a “FSHCO”) to the extent the inclusion of any FSHCO would cause adverse tax consequences to the Note Parties; provided that any such FSHCO may only be excluded pursuant to this clause (iv) so long as such subsidiary (x) does not conduct any substantial business or activities other than direct or indirect ownership of equity interests in or debt owed by foreign subsidiaries or FSHCOs (except for immaterial assets and activities reasonably related or ancillary thereto) and (y) does not incur, and is not otherwise liable for, any material indebtedness or other material liabilities (other than intercompany indebtedness permitted pursuant to the Indenture); provided, further, that any subsidiary, whether now owned or hereafter formed or acquired, that holds equity of Peabody Holdings (Gibraltar) Limited, shall be a guarantor. Notwithstanding the foregoing, if there is a change in law after the Effective Date that would permit foreign subsidiaries, FSHCOs, and any domestic subsidiaries of a foreign subsidiary or FSHCO to be guarantors without causing any adverse tax consequences to the Company, the Company shall cause each foreign subsidiary, FSHCO, and any domestic subsidiary of a foreign subsidiary or FSHCO to become a guarantor (other than, in each case, unrestricted subsidiaries) to the extent that joining such entity as a guarantor would not cause an adverse tax consequence to the Company.

As of the Effective Date, the Guarantors shall include, among others, each of the Company’s existing direct and indirect subsidiaries that guaranteed the obligations under the DIP Facility Credit Agreement (including Peabody Global Funding, LLC (f/k/a Global Center for Energy and Human Development, LLC)) and/or the prepetition Second Lien Notes.

The Notes shall be secured by liens on substantially all of the existing and after acquired assets of the Company and the Guarantors, including, without limitation, (a) a pledge (i) of 100% of the equity interests of Peabody IC Funding Corp and other domestic subsidiaries, (ii) subject to the last sentence of this paragraph, limited to 65% of the equity interests in first tier foreign subsidiaries and FSHCOs now existing or hereafter formed or acquired (to the extent the pledge of 100% of the equity interests of any such entity would result in an adverse tax consequence to the Note Parties) and (iii) of intercompany debt owed to the Company or any Guarantor, and (b) liens on current assets, equipment, intellectual property, material real property (subject to thresholds to be agreed), leaseholds in real property (on a commercially reasonable efforts basis), and licenses. Assets constituting collateral shall be subject to customary exceptions to be agreed, which exceptions shall in no event be less favorable in any material respect to the Holders than the definition of “Excluded Assets” (as defined in the prepetition First Lien Credit Agreement). Notwithstanding the forgoing, if there is a change in law after the Effective Date that in each case without causing any adverse tax

Exhibit 2-5

consequences, would permit a Note Party (a) to pledge 100% of any foreign subsidiary, any FSHCO, or any domestic subsidiary of a foreign subsidiary or FSHCO (including, without limitation, Peabody Investments (Gibraltar) Limited and Peabody Holdings (Gibraltar) Limited)), the Company shall or shall cause the 100% of equity interests of each such foreign subsidiary, FSHCO, or any domestic subsidiary of a foreign subsidiary or FSHCO to be pledged hereunder to the extent that doing so would not cause an adverse tax consequence to the Company, or (b) if requested by the trustee or the Holders of a majority of the outstanding principal amount of the Notes, to cause the relevant entities described in this sentence to pledge their operating assets, the Company shall cause such entities to pledge their operating assets to the extent that doing so would not cause an adverse tax consequence to the Company.

Notwithstanding the foregoing (but subject to the last sentence of the immediately preceding paragraph), (i) none of the equity interests of Peabody Holdings (Gibraltar) Limited (“Gib1”) shall be pledged, (ii) any subsidiary of the Company directly or indirectly owning any equity interests of Gib 1 shall be a Guarantor (it being agreed that any such direct owner that is a FSHCO, substantially all the assets of which consist of equity interests of Gib1, shall be permitted to be an unsecured Guarantor (the “Unsecured Guarantors”) and shall not be required to have its equity pledged to secure the Notes, to the extent that a secured guaranty and such an equity pledge would have adverse tax consequences to the Note Parties), (iii) Gib 1 shall pledge 65% of the equity interests of Peabody Investments (Gibraltar) Limited (“Gib2”) and (iv) the equity interests of Gib1 and any Unsecured Guarantor shall not otherwise be pledged to secure other obligations. The guaranty of the Notes provided by any permitted Unsecured Guarantor shall be subordinated in right of payment to any guaranty of Permitted First Lien Indebtedness provided by such Unsecured Guarantor on terms reasonably acceptable to the Ad Hoc Group of Second Lien Noteholders.

The collateral securing the Notes shall include any assets subject to liens securing any Permitted First Lien Indebtedness (other than any Australian ABL Facility) and other debt to be agreed, and the liens securing the Notes shall be junior in priority to the liens securing any such Permitted First Lien Indebtedness.

The liens securing the Notes shall not be subject to any “principal property cap” or similar cap limiting either the amount of debt subject to such liens or the amount or value of asset subject to such liens from time to time.

The liens securing the Notes shall be subject to an intercreditor agreement (the “Intercreditor Agreement”) between the collateral trustee for the Notes and the collateral agent(s) for any Permitted First Lien Indebtedness. The terms of the Intercreditor Agreement in no event shall be less favorable in any material respect to the Holders than the terms of

Exhibit 2-6

the existing intercreditor agreement governing the relative rights of the lenders under the prepetition First Lien Credit Agreement and the holders of the prepetition Second Lien Notes (subject to appropriate modifications to reflect that the liens governed thereby are not subject to any “principal property cap” or similar cap). Pursuant to the Plan, such existing intercreditor agreement shall be terminated in full on the Effective Date.

Special Limitations on the Activities of certain Subsidiaries	The Unsecured Guarantors, any subsidiary that directly holds equity interests in Gib1 and other subsidiaries to be agreed shall be subject to customary special purpose entity restrictions, including bankruptcy remoteness and special limitations on (i) incurrence and guarantees of indebtedness, (ii) pledges of assets, (iii) conduct of business activities unrelated to owning certain assets (in the case of any Unsecured Guarantor, unrelated to owning equity interests of Gib1), (iv) ownership of assets, (v) dispositions or other transfers of assets and (vi) amendments to their organizational documents. The organizational documents of such subsidiaries shall be required to be amended to reflect such special purpose entity restrictions and provide that further modification thereof is subject to the prior written consent of the Holders of a majority of the outstanding principal amount of the Notes.

Unrestricted Subsidiaries	Subsidiaries of the Company designated as “unrestricted subsidiaries” as of the Effective Date are to be mutually agreed. The designation of additional unrestricted subsidiaries after the Effective Date shall be subject to (a) the absence of a default under the Indenture, and (b) other conditions and limitations to be agreed. Notwithstanding the foregoing, none of the entities identified on Annex A hereto or any direct or indirect parent company of any such entity shall be designated as unrestricted subsidiaries.

Optional Redemption	Redeemable, in whole or in part, without premium or penalty.

Change of Control Repurchase Offer	101% mandatory repurchase offer upon the occurrence of a change of control (customary definition to be agreed).

Asset Sale Proceeds Mandatory Prepayment	Mandatory prepayment (at par) in an amount equal to (i) 100% of the net proceeds from asset sales by the Company or its restricted subsidiaries (subject to exceptions to be agreed, including exceptions for certain ordinary course or de minimis sales) and (ii) 100% of the permanent reduction in the principal balance of the Loan Agreement, dated as of April 11, 2012, among Peabody Investment Corp., as lender, and Peabody Energy Australia Pty Ltd, as borrower (the “PIC Intercompany Note”) as of the Effective Date in excess of the sum of (A) an amount equal to the Excess Cash Flow generated by non-domestic subsidiaries of the Company on and after the Effective Date, (B) an amount equal to the

Exhibit 2-7

amount of mandatory prepayments of the Notes and any Permitted First Lien Indebtedness made on account of net cash proceeds from asset dispositions made by any non-domestic subsidiaries on and after the Effective Date and (C) an amount to be agreed, in any such case, except to the extent such amounts are applied to prepay any Permitted First Lien Indebtedness (other than any revolving or similar credit facility) then outstanding.

Excess Cash Mandatory Prepayment	The Company will be required to make mandatory prepayments of the Notes in an amount equal to the lesser of (x) 25% of Excess Cash Flow (to be defined no less favorable to the Holders than the definition of “Excess Cash Flow” in the definitive documents governing the Permitted First Lien Indebtedness as in effect on the Effective Date) for the applicable fiscal period and (y) the difference between (i) 75% of Excess Cash Flow for the applicable fiscal period minus (ii) the Excess Cash Flow mandatory prepayment percentage applied ratably to outstanding Permitted First Lien Indebtedness (or, if Excess Cash Flow mandatory prepayments on Permitted First Lien Indebtedness are not applied ratably, the aggregate of all Excess Cash Flow mandatory prepayment percentages actually applied to prepay the Permitted First Lien Indebtedness); provided that (A) any liquidity, minimum cash or similar threshold for an Excess Cash Flow mandatory prepayment shall be no less favorable to the Holders than any such threshold for “Excess Cash Flow” or “Cash Flow Sweep” summarized in Exhibit 1 to the Plan Term Sheet and (B) any payment restrictions applicable to any Excess Cash Flow mandatory prepayment shall be no less favorable to the Holders than the payment restrictions for “Excess Cash Flow” summarized in Exhibit 1 to the Plan Term Sheet.

Notwithstanding the above, for so long as any Replacement Secured First Lien Term Loans remains outstanding and the Excess Cash Flow required to be prepaid (and actually prepaid) under such Replacement Secured First Lien Term Loans in any fiscal year is less than 75%, the Company will be required to make mandatory prepayments of the Notes in an amount equal to 25% of Excess Cash Flow (as defined in and calculated under the definitive documents governing the Replacement Secured First Lien Term Loans as in effect on the Effective Date) for the applicable fiscal period, subject to the thresholds, payment restrictions and other terms and conditions set forth in Exhibit 1 to the Plan Term Sheet.

No amendment or refinancing of the Permitted First Lien Indebtedness shall be permitted to modify the terms of the Excess Cash Flow mandatory prepayments in a manner that is adverse in any material respect to the Holders.

Excess Cash Flow mandatory prepayments of the Notes shall be made no less frequently than on an annual basis, and, in the case of an annual

Exhibit 2-8

mandatory prepayment, no later than 30 days after the date on which the Company’s Annual Report on Form 10-K for its most recently completed fiscal year is filed with the Securities and Exchange Commission or, if the Company is not required to file such reports, the date on which the Company’s audited annual financials for its most recently completed fiscal year are delivered under the Indenture (or, if earlier, 30 days after the date on which the annual financials for such fiscal year were required to be delivered under the Indenture), commencing with the Company’s fiscal year ending December 31, 2018; provided that (i) the Excess Cash Flow mandatory prepayment for the Notes for any applicable fiscal period shall be made no later than five (5) business days after the Excess Cash Flow mandatory prepayment for such fiscal period is made in respect of any Permitted First Lien Indebtedness and (ii) in the event that any Permitted First Lien Indebtedness requires Excess Cash Flow mandatory prepayments more frequently than on an annual basis for any fiscal period (e.g., quarterly or semi-annually), then Excess Cash Flow mandatory prepayments of the Notes shall be determined and required on the same periodic basis applicable to such Permitted First Lien Indebtedness.

Financial Covenants	The Indenture shall contain financial maintenance covenants identical to the most restrictive financial maintenance covenants contained in any definitive documentation for any Permitted First Lien Indebtedness outstanding from time to time; provided that, in the event the requisite holders of such Permitted First Lien Indebtedness amend or waive compliance with the financial maintenance covenants applicable to such Permitted First Lien Indebtedness, a corresponding amendment or waiver shall automatically apply to the financial maintenance covenants contained in the Indenture.

Permitted ABL Facilities	One or more of a combination of A/R receivables or securitization facilities and/or ABL facilities in an aggregate principal amount not to exceed the U.S. dollar equivalent of $250 million, on customary terms for facilities of such type (together with any refinancing or replacement facilities of such type, the “ABL Facilities”). The ABL Facilities will be secured by a first priority lien on the ABL Priority Collateral (as defined in Exhibit 1 to the Plan Term Sheet) and, in the case of domestic ABL Facilities that are not A/R receivables or securitization facilities, by a second priority lien on the other collateral securing the Notes. It is understood that there may be domestic ABL Facilities and Australian ABL Facilities.

Certain Intercompany Claims	Notwithstanding anything to the contrary in the Plan Term Sheet, any reinstatement, offset, cancellation, extinguishment, elimination and/or other settlement (including by way of capital contribution) of the PIC Intercompany Note on the Effective Date shall be subject to the approval of the Ad Hoc Group of Second Lien Noteholders. The Indenture shall

Exhibit 2-9

include restrictions on amendments, waivers or consents in respect of (i) the PIC Intercompany Note and (ii) other intercompany loans owed to any Note Party from time to time or that are outstanding from time to time from the on-lending of proceeds of investments by any Note Party in subsidiaries that are not Note Parties (subject to exceptions and materiality thresholds to be agreed), in any such case, that would reduce the aggregate amount of principal or interest required to be paid thereunder or otherwise extend the date for the making of any required payments principal or interest thereunder, in each case without the prior written consent of the Holders of a majority of the outstanding principal amount of the Notes.

Certain Covenants	The Indenture shall contain high-yield bond covenants and other covenants and restrictions to be negotiated, including:

•    Limitations on debt incurrence, liens and guaranties applicable to the Company and its restricted subsidiaries, capping total secured and unsecured debt at $2.20 billion (plus any interest paid in kind on such debt and, if applicable, the amount of any cash or debt consideration on account of any Incremental Second Lien Notes Claims, minus the amount of any Second Lien Debt Adjustment, minus the amount of any First Lien Debt Adjustment1), subject to certain ordinary course exceptions to be agreed

• First lien indebtedness consisting of the following (any such indebtedness so secured on a senior basis, collectively, the “Permitted First Lien Indebtedness”):

•    the Exit Facility and/or the Replacement Secured First Lien Term Loan issued or incurred on the Effective Date in an aggregate principal amount not to exceed the sum of the following amounts less any amounts prepaid or repaid (not refinanced) thereunder from time to time: (x) $1.5 billion (minus the amount of any First Lien Debt Adjustment), plus (y) the amount of cash consideration and/or Additional First Lien Debt (including any such cash or debt on account of any Incremental Second Lien Notes Claims) distributed to the holders of Second Lien Notes Claims in lieu of Notes as further described in Part III of the Plan Term Sheet under the section captioned “Classified Claims – Second Lien Notes Claims,” plus (z) any interest paid in kind on such first lien indebtedness;

1	“First Lien Debt Adjustment” the reduction of the aggregate principal amount of the Replacement Secured First Lien Term Loan permitted to be issued or incurred on the Effective Date, on a dollar-for-dollar basis, by (i) the amount by which Unrestricted Cash as of the Effective Date (after giving effect to the transactions contemplated by the Plan Term Sheet and accounting for all cash payments required to be made in connection with confirmation of the Plan (including payment of all Administrative Expense Claims and Priority Tax Claims) in accordance with the terms of the PSA) exceeds $800 million and (ii) the amount of any aggregate net proceeds from the Rights Offering (or any similar transaction agreed to pursuant to the PSA) in excess of $1.77 billion, as described in Exhibit 1 to the Plan Term Sheet in the section captioned “Principal Amount”.

Exhibit 2-10

•    the ABL Facilities in an aggregate principal amount of up to $250 million; and

•    any refinancing of the foregoing, subject to customary “permitted refinancing” conditions to be agreed, including requirements that any such refinancing debt shall not (i) have a shorter maturity or weighted average life to maturity than the debt being refinanced, (ii) be secured by assets that do not constitute collateral of the debt being refinanced, unless such collateral shall also secure (or be added to secure) the Notes and (iii) be guaranteed by affiliates of the Company that do not guaranty the debt being refinanced unless such guarantor shall also guarantee (or be added to guarantee) the Notes;

•    Additional first lien or second lien debt may be incurred to the extent the proceeds are used to ratably repay all or a portion of the Notes; provided that any such refinancing of the Notes shall be subject to customary “permitted refinancing” conditions to be agreed, including requirements that any such refinancing debt shall not (i) have a shorter maturity or weighted average life to maturity (unless such refinancing debt is first lien debt) than the Notes, (ii) have a greater all-in yield than the Notes, (iii) be secured by assets that do not constitute collateral for the Notes, (iv) be guaranteed by affiliates of the Company that do not guaranty the Notes, (v) in the case of any such second lien refinancing debt, contain more restrictive covenants or events of default than those applicable to the Notes (unless the Holders receive the benefit of such more restrictive terms) and (vi) in the case of any such second lien refinancing debt, contain any mandatory prepayment or redemption provisions that would result in prepayments or redemptions of such debt prior to the Notes;

•    No pari passu or junior lien debt shall be permitted;

•    Limitations on acquisition indebtedness;

•    Limitations on unsecured indebtedness to be agreed;

•    Non-speculative hedging transactions shall be permitted, subject to customary parameters to be agreed, and up to $300 million to the extent a First Lien Full Cash Recovery does not occur on the Effective Date, otherwise $400 million of net exposure under such hedging transactions shall be permitted to be secured by a senior lien on the collateral securing the Notes;

•    Any debt outstanding on the Effective Date shall not contain restrictions on the payment or prepayment of the Notes that are less favorable to the Holders than any such restrictions contained in Exhibit 1 to the Plan Term Sheet

Exhibit 2-11

•    Limitations on making dividends, distributions or similar transfers on (and redemptions and purchases of) equity interests and other restricted payments (including repayments or repurchases of, or other cash payments on account of, junior lien, subordinated or unsecured debt and the making of investments and acquisitions)

• No cash payments shall be permitted on account of any common or preferred equity of the Company (other than permitted tax distributions);

• No cash payments on junior indebtedness apart from contractual interest payments and repayments due at scheduled maturity; and

•    The up to $50 million annual basket referred to in Exhibit 1 of the Plan Term Sheet for repayments and repurchases of junior lien, subordinated or unsecured indebtedness may only be utilized for the Notes

•    Limitations on entering into burdensome agreements, including agreements that restrict distributions by or from the Company’s subsidiaries (including, for the avoidance of doubt, agreements that restrict payments of principal, interest and other amounts in respect of the PIC Intercompany Note and other intercompany indebtedness), and the granting of negative pledges

• Anti-layering covenant

• Limitations on the issuance of preferred stock

• Limitations on fundamental changes, including dispositions of all or substantially all assets, liquidations, mergers, consolidations and acquisitions

• Limitations on sales of assets, including the equity interests of subsidiaries

• Limitations on affiliate transactions

• Limitations on transactions with respect to bonding subsidiaries

• Limitations on change in business or changes in accounting practices or fiscal year

• Limitations on amendments/modification to organization documents or material agreements

• Limitations on the issuance of preferred stock

• Reporting requirements, including delivery of financial statements and compliance certificates

Exhibit 2-12

•    Affirmative covenants to be agreed, including (i) preservation of existence, (ii) payment of liabilities, including taxes, (iii) maintenance of insurance, (iv) maintenance of properties and leases, (v) visitation rights, (vi) keeping of records and books of accounts, (vii) compliance with laws; sanctions, (viii) collateral; further assurances, (ix) subordination of intercompany loans, (x) post-closing covenants and (xi) creation or ownership of certain subsidiaries, partnerships and joint ventures

Limitations on Refinancing Restrictions	Permitted First Lien Indebtedness may contain customary “permitted refinancing” conditions to be agreed with respect to restrictions on the refinancing or replacement of the Notes; provided that any such restrictions shall not prohibit such refinancing debt from (i) having a greater all-in yield than the Notes to the extent such additional yield is in the form of interest payable only in kind or (ii) having covenants that are more restrictive than the Notes, so long as such (x) covenants are not more restrictive (when taken as a whole) than the most restrictive terms of any Permitted First Lien Indebtedness then outstanding (provided that the foregoing shall not permit the elimination of any first lien/second lien covenant cushions, standstills or like deviations and/or terms) and (y) without in any manner limiting the preceding clause (x), to the extent any particular clause is more restrictive, it is added for the benefit of the holders of the Permitted First Lien Indebtedness.

Events of Default	The Indenture shall contain event of default provisions customary for high-yield bonds, with certain grace periods and materiality thresholds to be agreed, including, in the case of a default of the financial covenants, a 30-day grace period. Such provisions shall include a cross-acceleration provision with respect to any Permitted First Lien Indebtedness, and cross-default to other indebtedness subject to a materiality threshold to be agreed.

Governing Law	The Notes and the Indenture shall be governed by New York law.

Exhibit 2-13

Annex A to Exhibit 2 to Plan Term Sheet

Peabody Australia Holdco Pty Ltd

Peabody Australia Intermediate Pty Ltd

Peabody COALTRADE Pacific Pty Ltd

Peabody Energy (Gibraltar) Limited

Peabody Energy Australia Pty Ltd.

Peabody Energy Finance Pty Ltd

Peabody Global Funding, LLC

Peabody Holdings (Gibraltar) Limited

Peabody Holland B.V.

Peabody IC Funding Corp.

Peabody IC Holdings, LLC

Peabody International (Gibraltar) Limited

Peabody International Investments, Inc.

Peabody Investments (Gibraltar) Limited

Peabody Investments (Gibraltar) Limited

Peabody Investments Corporation

Peabody MCC (Gibraltar)

Limited Peabody Mining (Gibraltar) Limited

Peabody Netherlands Holding B.V.

U.S. newco to be formed to hold any equity in Peabody Holdings (Gibraltar) Limited

Exhibit 7

Summary Table of Proposed Classification Scheme

Class(es)	Debtor Groups	Designation	Impairment	Entitled to Vote
1A – 1D	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited	First Lien Lender Claims	Impaired	Entitled to Vote

2A – 2D	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited	Second Lien Notes Claims	Impaired	Entitled to Vote

3A – 3E	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited Unencumbered Debtors	Other Secured Claims	Unimpaired	Deemed to Accept

4A – 4E	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited Unencumbered Debtors	Other Priority Claims	Unimpaired	Deemed to Accept

Class(es)	Debtor Groups	Designation	Impairment	Entitled to Vote
5A – 5E	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited Unencumbered Debtors	General Unsecured Claims	Impaired	Entitled to Vote / Deemed to Reject (Gib 1)

6A, 6B	PEC Encumbered Guarantor Debtors	Convenience Class Claims	Impaired	Entitled to Vote

7A – 7E	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited Unencumbered Debtors	MEPP Claim	TBD	TBD

8A	PEC	Unsecured Subordinated Debenture Claims	Impaired	Deemed to Reject

9A – 9E	PEC Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited Unencumbered Debtors	Intercompany Claims	Unimpaired	Deemed to Accept

10A	PEC	Section 510(b) Claims	Impaired	Deemed to Reject

11A	PEC	PEC Interests	Impaired	Deemed to Reject

12B – 12E	Encumbered Guarantor Debtors Gold Fields Debtors Peabody Holdings (Gibraltar) Limited Unencumbered Debtors	Subsidiary Debtor Interests	Unimpaired	Deemed to Accept

Schedule I

BACKSTOP COMMITMENT PERCENTAGE